5/11

04030082

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Takefuji Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FILE NO. 82- 4622 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/13/04

82-4622

(Translation)

RECEIVED

Brief Statement of Financial Results
for the Fiscal Year Ended March 31, 2004 (Consolidated)

A 9:07

April 27, 2004

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Name: **TAKEFUJI CORPORATION**
Stock Listings: Tokyo Stock Exchange, First Section / London Stock Exchange
Code Number: 8564
URL: **http://www.takefuji.co.jp**
Head Office: 15-1 Nishi-Shinjuku 8-chome, Shinjuku-ku, Tokyo 163-8654, Japan
Representative Personnel: Akira Kiyokawa, President
Administrative personnel to contact: Osamu Sasaki, Managing Director of Public Relation Department
Tel: +81-3-3365-8030
Meeting of Board of Directors for Approval of the Fiscal Year Results: April 27, 2004
Application of the U.S.A. GAAP: No

ARIS
3-31-04

1. Business Results for the Fiscal Year Ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

(1) Consolidated Operating Results Notes: Figures are rounded (as to "statistics per share" at three places of decimal) to the nearest appropriate unit.

	Operating Revenues		Operating Income		Ordinary Income	
	millions of yen	%	millions of yen	%	millions of yen	%
Fiscal Year ended March 2004	384,506	(-8.9)	123,226	(-23.5)	138,601	(-24.4)
Fiscal Year ended March 2003	421,974	(-0.8)	161,074	(-24.5)	183,255	(-20.9)

	Net Income		Net income per share	Net income per share -diluted	Return on equity	Ratio of ordinary income to total assets	Ratio of ordinary income to operating revenues
	millions of yen	%	yen	yen	%	%	%
Fiscal Year ended March 2004	74,745	(-21 .4)	525. 51	514.40	8.7	7.2	36.0
Fiscal Year ended March 2003	95,146	(47 .5)	650. 93	-	11.8	9.3	43.4

Notes: a. Equity in net income or loss of the companies under equity method
Fiscal Year ended March 2004 - millions of yen
Fiscal Year ended March 2003 - millions of yen

b. Average number of shares outstanding during the fiscal year
Fiscal Year ended March 2004 142,149,038 shares
Fiscal Year ended March 2003 146,069,919 shares

c. Accounting change during the current fiscal year: No

d. The percentage figures for operating revenues, operating income, ordinary income and net income represent year-on-year changes.

(2) Consolidated Financial Position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	millions of yen	millions of yen	%	yen
Fiscal Year ended March 2004	1,899,140	893,084	47.0	6,341. 88
Fiscal Year ended March 2003	1,939,530	831,616	42.9	5,795. 54

Note: Number of shares outstanding as of the end of the fiscal year:
Fiscal Year ended March 2004 140,816,099 shares
Fiscal Year ended March 2003 143,481,133 shares

RECEIVED
2004 MAY 11 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(3) Consolidated Cash Flows

	Operating cash flows	Investing cash flows	Financing cash flows	Cash and cash equivalents as of the end of the fiscal year
	millions of yen	millions of yen	millions of yen	millions of yen
Fiscal Year ended March 2004	122,518	524	-132,378	113,892
Fiscal Year ended March 2003	261,732	8,534	-224,959	121,586

(4) Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries: 10 companies
Non-Consolidated subsidiaries accounted for by the equity method: 0
Affiliates accounted for by the equity method: 0

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated Subsidiaries New: 0, Affiliates New: 0
Consolidated Subsidiaries Excluded: 0, Affiliates Excluded: 0

2. Forecasts of Consolidated Operating Results for the Fiscal Year ending March 2005 (From April 1, 2004 to March 31, 2005)

	Operating Revenue	Ordinary income	Net Income
Fiscal Year ending March 31, 2005	millions of yen	millions of yen	millions of yen
Interim	175,000	57,200	32,100
Full year	362,100	126,500	71,000

Reference data: Forecast net income per share (full year) :Yen 503.88

Forecasts of Takefuji Corporation (the "Company")

The forecasts and figures in forward-looking statements contained in this Brief Statement of Financial Results for the consolidated fiscal year ended March 31, 2004 in regard to the Company's plans and strategies are based on management's assumptions and beliefs in light of information currently available and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors.

Supplementary Information

1. Takefuji Group

The Takefuji Group consists of Takefuji Corporation and 10 subsidiaries, which are subject to consolidation as of March 31, 2004. Consumer Finance is the core business of the Group while subsidiaries undertake other miscellaneous business operations. The following description explains the positioning and role of each Group company.

Consumer finance:

Direct cash loan business:

Takefuji Corporation, one of the largest scale consumer finance companies in Japan in terms of both the number of accounts and the outstanding loan balance, has concentrated since its establishment on making popular, convenient and on-the-spot small-scale consumer loans that require borrowers to provide neither collateral nor guaranties and has developed a nation-wide branch network through local communities in order to meet various customer needs.

Credit card business:

The Company runs credit card business that is deeply rooted into regional communities by offering opportunities of credit card use as "Useful card for life" to such customers who had few chances to hold credit card and by advancing the development of franchise shops.

Other Businesses:

Funding:

Takefuji Capital Co., Ltd. and Takefuji Bull Mart Co., Ltd. are the special purpose companies established for the purpose of providing credit facilities to Takefuji Corporation funded by loans or notes from foreign financial institutions.

Golf course management:

Take One Co., Ltd. deals with management of golf courses and provides loan facilities to Takefuji Corporation.

Real estate rental business:

As part of group strategy for efficient use of real estate in possession, Takefuji Corporation and TDS Co., Ltd. undertake real estate business such as development, administration and rental to tenants.

Reinsurance:

TSR Co., Ltd. founded in Dublin, Ireland is a reinsurance company which deals with reinsurance for a fixed-period loan-repayment insurance policy if a customer becomes unemployed.

Venture capital business:

G.H Investment Co., Ltd. is a venture capital subsidiary founded in Hong Kong and the main business is to invest in venture businesses throughout Asia. TWJ Euro Co. Ltd. and TWJ VC Co., Ltd. were established in the U.K. and the U.S., respectively, in order to mainly invest in venture businesses in Europe and in the U.S., respectively. TWJ Co., Ltd. was established as a venture capital subsidiary for investments in Japan.

Others:

Kyoritsu Estate Co., Ltd.

In addition to the above, three related parties deal with management and leasing of real estate.

The Chart of Takefuji Group



Customers
Loans
Consumer Finance
Takefuji Corporation
Finance
Funding
Takefuji Capital Co., Ltd.
Takefuji Bull Mart Co., Ltd.
Venture capital
G.H Investment Co., Ltd.
TWJ Co., Ltd.
TWJ EURO Co., Ltd.
TWJ VC Co., Ltd.
Personal loan insurance
Reinsurance
TSR Co., Ltd.
Finance
Golf course management
Take One Co., Ltd.
Finance
Real estate
TDS Co., Ltd
Kyoritsu Estate Co., Ltd.

2 [Management Policy]

(1) Fundamental Corporate Management Policy

Since the Company's establishment, our basic corporate policies have focused on the primary importance of the customer and on effective management. These positions have formed the core of our work, including the expansion of marketing efforts, staff training and the opening of new offices, in highly practical terms.

As all of our customers are of primary importance, we work to put ourselves in their shoes and respond to all needs with complete sincerity and utmost effort. On this basis, we have developed systems to not only ensure customer satisfaction but also motivate our staff, allowing us to thrive as a consumer financial institution in providing unsecured small loans. It would therefore not be an overstatement to say that gratitude to our customers and the cheerful and sincere approach we take has made our business what it is today. To this end, we have developed study programs covering our management philosophy and strategy, compliance issues and the high level of service that allows our staff to consistently work well with customers at all times and places. These programs are run continually and target all job descriptions and ranks.

Such policies will continue to serve us in future, allowing for rapid and accurate responses to our customers' needs while continually developing our business in logical and efficient ways as we maintain and promote highly effective compliance-based management.

(2) Fundamental Corporate Policy for Distributing Profits

While we continue to strengthen our qualitative and managerial base through effective management, we view the return of profits to our stockholders as an important issue and will continue to offer dividends based on our business results.

We will employ our internal reserve for loan provision to improve our financial position and also invest in providing high levels of customer service. We believe such efforts will contribute to our future profitability and allow for an even greater return on investment for our future investors.

(3) Mid- and Long-Term Corporate Management Strategy

It may be owing to the sign of turnaround of economy, although there is a slight downward trend in personal bankruptcies and unemployment around last yearend, this hasn't given good influence to the consumer finance industry yet, the level of bad debt write-offs remains high. In addition to the increased competition from companies outside the consumer finance industry and some restructuring within the industry, there was a large-scale revisions to Money lending Control Law which was enacted on January 1, 2004 accompanied by the passing of the Fraudulent Financing Law which was enacted in July 2003. Those factors have brought about large-scale transformations to the industry as a whole. Each company is looking for a way to rapidly respond effectively to future changes.

Within this environment, for us to further promote and develop effective management, as initiated during the previous term, we have shifted our focus from quantity to quality, and are implementing a stricter loan management policy to improve loan quality and help guarantee future profits, our strategy will continue to be based on the practical application of the aforementioned policies, taking full advantage of our knowledge and experience as a leader in the consumer small unsecured loans industry.

In practical terms, we will begin with strict adherence to a loan limit of ¥1 million and systematize loan management. In addition to the efficient elimination of unmanned loan stations equipped with ¥en Musubi loan contract machines within our branch network, we will increase the number of ATMs via business tie-ups and expand our deposit channels, including a greater number of ATMs located in convenience stores. We will promote cash card businesses that are more directly connected with our customers' lifestyles, and increase convenience through the use of cell phone systems.

Moving forward, we will build on our existing corporate philanthropy with the establishment of a financing system for non-profit organizations, and we also plan to establish a call center to fulfill efficiencies and conveniences of outlets.

We will continue to make progress toward our goal of ¥1 trillion in shareholders' equity, realizing our corporate motto and creating an attractive company from all angles, enabling us to fully meet all of our

(4) Issues We Face as a Company

The stable US economy and rise in Japanese stock prices provide some signs of economic recovery. However, with the continued instability related to Iraq and global terrorist activity, partly due to the strong yen, we must continue to be cautious, regardless of whether or not Japan's economy has escaped from the deflationary swamp in which it has been mired for a number of years.

In light of these conditions, and as we keep our eyes on trends in multiple indebtedness and personal bankruptcy, we will continue to focus on implementing stricter loan management, reviewing loan limits, returning to the basics for customer consultations, and improved collection of debts in arrears, with a good balance between loan provision and collection which are the fundamentals of our business . Our focus will be placed on the primary importance of the customer, which will allow us to continue offering the necessary financial counseling.

In addition, as part of strengthened compliance measures, we are planning to filtrate the awareness of compliance to our employees by completing the internal control system, expanding existing compliance courses for all the company and so on, and we are determined to commit ourselves to fulfill each obligations aiming for all employees and directors to observe laws and company's rules, building the company system which is always based on corporate ethics and high transparency.

We will continue to earnestly address these issues, effectively analyzing the changing economic and corporate environment and diversifying consumer needs, building on our attractiveness as a consumer financial institution and involving ourselves in further corporate philanthropic activities.

Furthermore, we have taken the recent wiretapping charges brought against the founder and the Company extremely seriously, responding faithfully to the victims of this incident and extending a heartfelt apology to our shareholders, investors, partners and customers. To ensure that such an incident never occurs again, we have already done the investigations of the causes and discussion of the countermeasures to it and put it into practice, as well as fundamental reviewing and executing our compliance system, by performing regular compliance educations and law checks for all employees as above mentioned. We will pursue high transparency and fairness for the future continuously by completing the spirit of law observance and execution of it by all employees and directors, we thank our customers and everyone involved for their advice and support in this matter.

(5) Basic Stance on Corporate Governance, and Action Taken

1) Basic stance on corporate governance

Since its founding, the Company has maintained the belief that corporate governance, in essence, consists of complete transparency of operations for the Company's stakeholders, which include its shareholders, investors, creditors, business partners, customers, employees and others, and scrupulous legal compliance, in accordance with our basic philosophy of always putting the customer first and pursuing efficient management. The Company is in the process of strengthening and expanding its corporate governance organization to enable legitimate, immediate and effective responses to developments in the rapidly changing business environment.

2) Action taken to enhance corporate governance

The board of directors audits and supervises more strictly and promptly the behavior of directors from the stand point of transparency and fairness based on laws and the articles of association and other company's rule.

1. The tenure of directors is one year in order to make them have awareness of responsibility of the operation and make clear the process and results of their behavior in the operation and one external director has been appointed expecting for objective supervision and opinion on the directors' behavior.
2. Executive committee is held once a week, where senior directors, directors in charge of related segment and corporate auditors etc., attend, and they discuss and check the articles committed to board of directors or other important management-related matters in advance in order to enhance the management function.
3. The meeting of corporate auditors is functioned under the corporate auditors system based on Commercial

transparency timely, appropriately and strictly with cooperation with company's inspection department and outside auditors.

4. The personnel of inspection department which is the company's internal audit department has been tripled in comparison with before aiming to reinforce the internal control function and promote the compliance with laws and company's rule for entire company with close communication with corporate auditors.
5. The compliance committee was established in July 2002 with reporting responsibility to the board of the directors aiming to establish compliance awareness and promote fair and proper operational execution. Since then the Company has worked on planning, creating ideas, discussing and promoting of actions to comply with laws and company' rule, continuously deals with this objective to reinforce and complete the compliance awareness.

   Major actions are as follows;

   A Mentor from the outside as a member of the compliance committee for useful and active opinion in December 2003
   B Establishment of "Compliance control section" which supports the activities of the compliance committee, including proposal and promotion of action plans.
   C Establishment of Hotline at a law firm aiming to promote the implementation of compliance awareness.
   D Compulsory attendance to education course of compliance by supervisors
   E Checking and supervision of attendance to compliance education course and status of compliance with laws and company's rule etc., by the compliance control manager who is appointed in every main departments of the company
   F Training of compliance of virtual case etc., (once a week) based on the compliance manual by the compliance officer who is appointed in each department of the company's head office and each branch.
   G Holding the meeting of managers and directors once a month and understanding the environment surrounding the company, analysis of the problems and establishment of action plans and checking of the fulfillment of it aiming for having employees complete awareness of self-responsibility of managing for corporate governance.
   H Timely, prompt, fair and appropriate disclosure of company's information by using the Internet and promotion of timely, pertinent and highly transparent I.R. activities as a part of enhancement of disclosure.

The following is a diagram of our corporate governance structure.



General Meeting of Shareholders
Board of Directors
Report
Audit Function
Compliance Committee
Guidance・Promotion
Operational Function
Executive Committee
Accounting・Operational Audit
Board of Corporate Auditors
Business and Marketing Division
Head Office
Guidance・Promotion
8 Branch
Audit Function
528 Outlet
8 Loan Administration Department
11 Control Center of ¥en-musubi
2 Head Office
17 Each Department of Head Office
1 Inspection Department
Internal Audit Function

3) Remuneration of directors and corporate auditors and fees to accounting firm as independent auditors

Remuneration of company's directors and corporate auditors and fees to accounting firm as independent auditors during 2003 fiscal year are as follows:

1. Details of remunerations of directors and corporate auditors

Directors	213 million yen
Auditors	28
Total	241

2. Details of fees to accounting firm as independent auditors (including tax)

Audit service fees (estimated)	50 million yen
Non-audit service fees	27
Total	77

(6) Basic Policy on Related-Party Transactions

The Company conducts business with Tokutake and other companies, our shareholders, whose shares are held by the founder of the Company or his relatives. The details of these transactions, including transaction amounts and the term-end balance, are noted on page 46, under the section entitled "Related-Party Transactions."

(7) Approach to Business Risk and Other Forms of Risk

1) Legal regulations

1. Registration for moneylending business

In order to engage in its principal business, consumer finance business, Takefuji is registered as a moneylender as provided by the Law concerning Restrictions on Moneylending Business ("Moneylending Control Law"), and is required to comply with the regulations prescribed by that law encompassing all consumer finance business.

2. Risks associated with the regulation of loan interest rates

The maximum interest rate under the Capital Subscription Law has been lowered in stages from the rate of 109.5% p.a. provided by the amendment to that law in 1983, falling for a time to 54.75%, and being lowered from 40.004% to 29.2% as a result of the amendment of the law approved on December 17, 1999 (enforced from June 1, 2000). Since February 1, 1996, Takefuji has fixed its maximum interest rate at 27.375%, which is below the prescribed maximum interest rate of 29.2% referred to above.

However, Article 12 of the Supplementary Provisions of the new Moneylending Control Law provides that "Article 5, Paragraph 2 of the Law Concerning the Regulation of Receiving of Capital Subscription, Deposits and Interest on Deposits shall, within three years of the date the said law is put into effect, be amended if necessary based upon a study that takes into consideration the state of funds demand or other economic or financial circumstances and the state of the business of moneylenders, such as the circumstances of the setting of loan interest rates in accordance with the resources or creditworthiness of the persons requiring funds." Accordingly, if the Capital Subscription law were in future to prescribe the setting of a maximum interest rate lower than the 27.375% interest rate on Takefuji's principal products, or the deemed-payment provision pursuant to Article 43 of the Interest Rate Restriction Law were to be abolished, Takefuji's business results may be affected.

The above-mentioned issue of the revision of the interest ceiling under the Capital Subscription Law is not one that affects only established moneylending companies such as ourselves. The situation is such that major social problems such as the recent damage caused by loan-sharking may have a major impact on this issue in terms of public opinion and government policy. In case the interest rate ceiling is lowered less than current one in view of this, it could have a probability to give influence to the business results of the group.

Our loan interest rates do in part exceed the upper limit on interest rates prescribed by Article 1, Paragraph 1 of the Interest Rate Restriction Law. (These amounts are calculated as follows: where the principal is less than 100,000 yen: 20% per annum; where the principal is 100,000 yen or more but less than 1,000,000 yen: 18% per annum; where the principal is 1,000,000 yen or more: 15% per annum). With respect to the excess portions, pursuant to Article 1, Paragraph 1 of the Interest Rate Restriction Law, contracted interest rates applicable to moneys in connection with pecuniary loans for consumption are deemed invalid, but under Paragraph 2 of that Article, a debtor shall not be entitled to a refund of the portion in excess, should such payment be made voluntarily. In addition, under Article 43 of the Moneylending Control Law, if the relevant excess portion is paid voluntarily by the debtor as interest, then irrespective of the provisions of Article 1, Paragraph 1 of the Interest Rate Restriction Law, that is deemed to be a valid settlement of the interest obligation.

In our industry there is a year-by-year increase in the number of lawsuits demanding refunds of the portions in excess of the upper interest limit prescribed by the Interest Rate Restriction Law. In the recent (February 22, 2004) decision of the High Court on SFCG Co., Ltd., the judgement required that the provisions of Article 43 of the Moneylending Control Law be strictly applied. We believe that in cases of demands for refunds of improper interest of this kind in future, a large number of lawsuits demanding the similar strict application of Article 43 will be filed.

The amount of refunds of such improper interest is rising sharply, and if this trend continues, there is no denying that it would inflict serious damage on our profits.

3. Risk relating to the business restrictions under the Moneylending Control Law
Takefuji is subject to the Moneylending Control Law and is therefore subject to a range of business regulations (regarding suchh matters as the prohibition of excessive lending, etc., indication of loan terms, advertising of loan terms, prohibition of exaggerated advertisements, delivery of documentation, delivery of receipts, provision of books of account, restrictions on acquisition of absolute powers of attoneys, regulation on debt collection, return of debt certificates, display of signs, and transfers of claims). In addition, in the enforcement of the Moneylending Control Law, the Company is also subject to the application of the Financial Services Agency's administrative guidelines (dated October 29, 2003; "Administrative guidelines concerning matters to which attention must be given in financial supervision"), which lay down guidelines for behavior in the conduct of business.

In addition, as a result of the recent revision of the Moneylending Control Law, we are subject to more business regulations than hitherto. For example, in Article 21 of the Moneylending Control Law, which prescribes conduct for collections, whereas previously violations were listed only in the form of guidelines, the status of those guidelines has been raised to the status of legal regulations. In consequence, even in instances that were previously judged to be violations of the guidelines, in the event of the occurrence of a violation presented as an example in Article 21 of the Moneylending Control Law, at worst it might lead to the enforced suspension of business as a penalty for the violation of that Article.

As referred to above, the current revised law has the character of a countermeasure against loan-sharking, but if the enforcement and operation of this bill does not curtail the harm done by loan-sharking, it is conceivable that a more potent regulatory law will be put into effect. In that event, Takefuji will also be subjected to more business regulation than at present, in which case at this stage it is impossible to predict the impact on its business results.

In addition, there is the issue of the delivery of documentation including a description of the details of loans at the time contracts are made, which is governed by Article 17 of the Moneylending Control Law. At present [illegible] Article 17 documents to customers at the time it makes loans at its branches, through

ATMs, through transfers, and through tie-up partners' ATMs. In the last two cases, however, we are unable to make immediate delivery of documents that meet the requirements of being Article 17 documents. (The Moneylending Control Law provides that "When a moneylender concludes a loan contract it must without delay, as stipulated by Cabinet Office Ordinance, deliver to the other party thereto documentation expressly stating the details of the contract with respect to each of the items set out below.") Accordingly, if the administrative authorities decide to make a strict adjudication with respect to Article 17 of the Moneylending Control Law, restrictions of some sort would be imposed on lending via transfers and lending through the use of tie-up partners' ATMs. Also, in the event that the non-issuance of Article 17 documents with respect to existing loans becomes an issue, that would give rise to the risk that a change of business format could not be avoided, which could have a major impact on our business results.

Similarly, there is the issue of the delivery of receipts when payments are made by customers, which is governed by Article 18 of the Moneylending Control Law. Receipts from tie-up partners'
ATMs do not satisfy the conditions of being Article 18 documents, and if the administrative authorities were to adopt a policy of making strict judgements on this issue, the result would be that, similarly to the case of Article 17 described above, it would give rise to the risk that a change of business format could not be avoided, which could have a substantial impact on business results.

4. Impact of the revised Civil Rehabilitation Law
The version for individuals of the civil rehabilitation system, which was based on the amended Civil Rehabilitation Law which came into effect in April 2001, did not initially come into widespread use, but the most recent trend shows that the number of applications is increasing, and as the system gains a high level of recognition among the public it is possible that the Company's business results will be substantially impacted.

For debtors, the civil rehabilitation system has a number of advantages compared with the personal bankruptcy system, and is likely to be more used than personal bankruptcy. (The advantages are as follows: There is no necessity to hold a meeting of creditors; it is possible to suspend seizure of salary payments by lenders, compulsory execution, etc.; it is possible to change housing loan repayment methods, e.g. by extending repayment periods through the use of housing loan special contracts; it is possible to avoid an auction declaration, clearing away all loan arrears previously accumulated and returning to normal transactions, and retain the house; the procedure can be completed without losing one's house as in the case of personal bankruptcy; in the event that, for unavoidable reasons, payments under a rehabilitation plan become impossible, there is a relief system under which remaining debt is rendered immune [hardship immunity]). Use of this system should raise expectations and positiveness more than in the case of personal bankruptcy.

5. Impact of the revision of the Bankruptcy Law
Deliberations are currently under way with respect to the revision of the present Bankruptcy Law. The revisions include provisions such as this: "to protect the lifestyle of bankrupt individuals, the increase in the amount of free assets, the acceleration of bankruptcy procedures, the elimination of the raising of objections to bankruptcy, the recognition that a declaration of bankruptcy connotes a declaration of immunity, and the giving of higher priority to the right to petition for employees' unpaid salaries." If this gives rise to moral hazard on the part of debtors with respect to personal bankruptcy, personal bankruptcies may increase, and that may have a profound impact on Takefuji's business results.

6. Impact of the revision of the Judicial Scriveners Law
The revised Judicial Scriveners Law was brought into effect on April 1, 2003, expanding the scope of business of judicial scriveners. In consequence, judicial scriveners, who receive special training and are authorized by the Minister of Justice, may act as representatives in court cases brought in summary courts. At present the cases that judicial scriveners may handle involve amounts of no more than 1,400,000 yen, but the raising of that ceiling is now under study. The impact of this has been that there is an increase in debt arrangements by judicial

refund of improper profits. In addition, there are many more judicial scriveners than attorneys at law, including in regional areas, their fees are low, and it is easier to qualify as a judicial scriveners than as an attorney at law, with the result that more judicial scriveners are expected to be authorized, and interventions by judicial scriveners are expected to occur frequently. If this trend continues, it may have a material impact on Takefuji's business results.

7. Impact of the Special Conciliation Law
The Special Conciliation Law came into effect on February 17, 2000, its objective being as follows: "In order to assist the economic rehabilitation of debtors (special debtors) facing the risk of economic failure, to prescribe a special conciliation procedure as an exception to the Civil Conciliation Law, and thereby to facilitate the reconciliation of conflicts of interest relating to the pecuniary debt of special debtors (adjustment of special debt, etc.)."

As a result of this law, currently the number of our customers seeking to wipe their slates clean under the Interest Rate Restriction Law is increasing. Primarily because the cost of special conciliation is very low, it is easy for debtors to make arrangements of debt, and therefore we foresee that a certain number of loans subject to special conciliation will occur. Given that the majority of Takefuji's normal loans have been contracted at interest rates above the ceiling prescribed by the Interest Rate Restriction Law, if there is a marked increase in special conciliation, that could impact our business results.

8. Impact of the Law Concerning the Protection of Personal Information
At present, no laws covering individual industries have been enacted, and therefore it is impossible to judge what kind of regulations may be imposed upon our business. However, with respect to the methods of using the customer information held by the Company (the issue of secondary use of information), if some kind of regulations were to be instituted, that may present a risk of some limitations on a portion of our current business. In that event, it may have a considerable impact on our business results.

Similarly, with respect to the question of the handling of confidential information, including personal information, there is a possibility of legal risk relating to the Law Concerning the Protection of Personal Information, etc. Although at present no laws for the protection of personal information covering individual industries have been enacted, it is likely that such laws will include the imposition of various liabilities on companies in the event of the leakage of personal information.

There have recently been a number of cases of scandals arising from the leaking of personal information by companies, and if in future these were to be subject to legal penalty, or if the benefits and protection of law were to be tightened to afford greater protection to individuals, in Takefuji's case the occurrence of a leakage of information may give rise to risks such as problems of maintaining public confidence, problems of compensation to individuals, and problems of punishments affecting business.

2) Fund procurement and interest rates of funds procured
1. Risk of decline in ability to procure funds
During the past fiscal year, the Company's credit ratings were reduced from A3 and A- to Baa2 and BBB by Standard & Poor's and Moody's. Such reductions in credit ratings have a impact on the ability to maintain adequate liquidity and this could cause the probability of offering pledges, repayment of borrowings before expiry, rising interest rate of borrowings, dissolution of currency and interest rate swap etc. However, the Company successfully accessed capital markets through the March 2004 issue of ¥80.0 billion of very-long-term Euroyen bonds. The Company will continue to take steps aimed at procuring funds at advantageous terms in a flexible manner.

Debt and other liabilities with financial restrictions (covenants) are listed on page 36 of this tanshin. The

2004 issue of ¥80.0 billion of very-long-term Euroyen bonds (¥27.92 billion of cash proceeds). In case that certain events arise, holders of the bonds will have the option to demand redemption prior to maturity.

At present, the Company believes there are no difficulties regarding the procurement of debt. However, a decline in the willingness of financial institutions to extend loans, a deterioration in loan terms due to a decline in the Company's credit standing or similar events could make it difficult for the Company to procure funds at terms that are equivalent to those of current loans. Such an event could have an impact on operating results.

2. Risk of impact of rising interest rates on operating results

The Company is exposed to the risk of an increase in the cost of funds procured due to changes in the financial climate and other events. As stipulated in Japan's Investment Deposit and Interest Rates Law, annual interest rates on direct cash loans to customers cannot exceed 29.2%. At present, the standard interest rate on these loans is 27.375%. Any increase in the cost of funds procured would immediately cause a decline in operating income. The Company will continue to take steps aimed at procuring funds at advantageous terms in a flexible manner.

3) The problem of people with excessive debts

Risk of the impact on business results of an increase in the amount of uncollectible loans

If there is an increase in incidences of personal bankruptcy, personal civil rehabilitation, special conciliation, debt arrangements by attorneys, uncollectible loans such as cases of petitions for refunds of improper profits, or loans overdue for long periods, and the cost of bad debts rises, Takefuji's business results would be very seriously impacted.

In Takefuji's case we believe the most important cause of the increase in uncollectible loans is the sluggishness of the Japanese economy, in which the Company operates. Accordingly, if the Japanese economy continues to follow a deteriorating trend (e.g. the unemployment rate remains high) over the long term, that will likely have an adverse impact on the Company's business results. Also, in the event of an upward trend in income tax, residents tax, and insurance premiums in Japan, that would bring about a decline in the desire to borrow and to consume on the part of the people who constitute our targeted customer group.

In addition, such a situation would simply lead to a decline in the ability to repay, and if the trend were to persist it would bring about a deterioration in the quality of the Company's loan portfolio and have an adverse effect on business results. The sluggishness of the Japanese economy is having a major impact on the disposable incomes of the Company's targeted customer group. If disposable incomes declines, our customers' ability to pay will be markedly reduced, and that will lead to an increase in debt arrangements such as long-term arrears and personal bankruptcies.

The next most important cause of the increase in uncollectible loans is the lending of large sums totaling between 2 and 3 million yen to single customers. Takefuji adheres strictly to official guidance (of the Financial Services Agency, formerly the Ministry of Finance), which stipulates a self-imposed limit of 1 million yen of lending to a single customer. However, if the trend within our industry towards a simple increase in the unit value of loans becomes more marked, then excessive indebtedness on the part of customers could increase further, and there could be an increased risk of uncollectible loans mounting and of bad debts arising.

Another cause of the increase in uncollectible loans is the increase in the number of unregistered moneylenders, particularly those engaging in loan-sharking. If, in spite of the revision of the Moneylending Control Law and the stiffening of controls by the police and other authorities, there is no change in the upward trend in the number of unregistered moneylenders, it will be difficult to envisage any fundamental resolution of the problem of excessive indebtedness by individuals, which could have an adverse impact on the Company's business results.

4) Deregulation

Risk of the impact on business results of increased competition from other companies in the industry or from the entry of companies from other industries as a result of deregulation

The consumer finance market has not yet reached saturation point, and revisions to laws and regulations have made it more difficult for people to qualify to engage in moneylending business. In view of this, it is difficult to envisage that competition will begin to intensify soon as a result of the entry of entities from other industries, and that that will have a material impact on our business performance. Nevertheless, in circumstances in which the easing of those regulations make it easy for entities in other industries to enter our market, our business performance may be impacted.

In addition, if new entrants were to accumulate business know-how specific to the consumer finance industry, or such entities were to adopt a new method of gaining that know-how by switching to a strategy of using their abundant capital resources to make acquisitions or tie-ups to secure know-how accumulated by specialist moneylending firms, and that strategy proved to be successful, then the entry of entities from other industries may have an impact on Takefuji's business results.

If mainly internal competition is stepped up throughout the consumer finance industry itself, primarily to enhance its own soundness, and financial services for ordinary people are enhanced, then the share of the industry as a whole will increase because the industry will become healthier and will acquire a better image. Given this, if we fail in these efforts and fall behind, then future business performance may be affected.

5) Transition of operating results
To operate efficiently, the Company has invested in "¥en Musubi" automatic contract machines and ATMs. To make its services even more convenient, the Company has also formed alliances that give its customers access to the ATMs and CDs of other financial institutions. As a result, there was steady growth in operating income, backed by increases in the number of customers and cash loans to customers, through the prior fiscal year, which ended in March 2003.

In the past fiscal year, however, rising unemployment, sluggish consumer spending and other factors sparked even more heated competition in the consumer finance market as established companies and new entrants vied for the business of creditworthy customers. Furthermore, the balance of bad debts climbed due to rising personal bankruptcies and growth in multiple debt holders. These trends indicate that the Company is likely to encounter even more challenging market conditions.

Changes in the number of customers, cash loans to customers, credit expenses and other items may have an impact on the Group's operating results.

1. Risks associated with economic trends
Japanese economy is on its way of recovery due to such reasons as increase of export which is consistent with the recovery of world economy, improvement of companies' profit brought about by advancing corporate restructuring, lowering of unemployment rate that has continued to stay high until recent days. On the other hand, however, circumstances surrounding consumers still keep difficult because of the protraction of deflation and sluggishness of personal consumption. Under such environment, consumer finance industry and the Company has been faced with low level demand for finance due to increase of write-off expenses which is caused by the increase of the number of personal bankruptcy that is more than last year and uneasiness for the future economy.

2. Risk of growth in bad debts

According to the study of the Supreme court, the number of personal bankruptcy had been on the growing trend and each figure of the year 2001, 2002 and 2003 is 160,000, 215,000 and 242,000 respectively. This has a great impact on the increase of write-offs of the financial industry. The ratio of personal bankruptcy against write-offs is 41.5 % at the end of the March 2004 and this is relatively large portion of all write-offs. It is expected that the trend of personal bankruptcy will still stay high as far as the high level of unemployment rate and low level household are going on, in spit that we can see the sign of improvement in companies' profits.

A continuation in growth in the numbers of personal bankruptcies and multiple debt holders could have an impact on the Group's operating results.

3. Decline in new customers

Japan's weakening economy is making it difficult for members of the consumer finance industry to acquire new customers. As economic conditions deteriorate, rising concerns about the future cause a downturn in consumer demand for loans. At present, while there are signs of a rebound in corporate earnings and some other economic statistics, the Japanese economy continues to struggle with high unemployment and sluggish personal income. The uncertain employment picture is causing deep concerns about the future, resulting in tighter credit standards due to a reluctance among customers to borrow money and growth in bad debts. Due to this situation, the number of new customers might be decreased.

4. Risk concerning market competition

In the consumer finance industry, factors such as the impact of the lowering of maximum interest rates resulting from the revision of the Capital Subscription Law are causing a succession of small and medium-scale moneylenders to change or terminate their business activities, and are bringing about progressive oligopolization, as majors acquire medium-scale firms or absorb them into their corporate groups. The industry is also seeing the establishment of joint-venture companies by banks and major specialized consumer finance companies, creating new entrants into the consumer finance industry in a format in which credit screening is conducted by the specialized consumer finance entities, and financing by the banks. Their principal target, the middle-risk group, is somewhat different from the target customer group of the specialized consumer finance companies, and their vigorous marketing aimed at that group is achieving an increase in their loan balances. Other entrants are also streaming into the consumer finance industry, including foreign-affiliated companies, which are expanding market share by aggressively acquiring or merging with medium-scale consumer finance firms.

As can be seen from the above, in the consumer finance market the battle for market share between established major consumer finance companies is creating a fiercer competitive environment with a large number of participants, including bank-affiliated and foreign-affiliated firms.

6) Disruptions and malfunctions of information network system, Internet service and other technology-based systems

1. Fires and natural disasters

The Company has completed work on its computer system to make all facilities able to withstand a level 5 earthquake tremor. In the event of a natural disaster, the Company does not have a back-up center that could take over computer operations. The Company is considering the establishment of a back-up center, but no decision has been reached.

Consequently, even in the event of a major Tokai region earthquake (level 5 tremor in the Tokyo area), the Company believes there would be no major disruption to its computer system. However, the computer system may cease to operate if the computer center building sustains major damage in a fire. In this event, the Company would conduct operations in a different manner for a period of up to two to three months. This could have a substantial impact on the level of services.

2. Protection of customer data

The Company centralizes the administration of customer data in its main computer. Only a very small number of employees are allowed to operate this computer. Furthermore, these individuals must obtain prior approval and authorization to operate the computer and are supervised by others on a daily basis to ensure that they conduct their duties properly.

In addition, equipment for the input and output of data on external storage devices has been removed from PCs and other units. Audits are performed for personal information brought in, added or recorded on placed on external storage devices. Moreover, all incoming and outgoing e-mail messages are audited.

Consequently, the Company believes there is only a very small risk that customer information could be leaked to an external party. If such a leak did occur for whatever cause, there could be a significant impact on the Company's operating results because of the resulting loss in the public's trust in the Company.

3. Damage resulting from computer viruses

To limit and prevent damage from computer viruses, the Company installs and updates anti-virus software periodically as well as at other times as necessary. An external company conducts periodic tests to determine susceptibility to hackers and countermeasures are taken based on the results of these tests. However, anti-virus software is normally distributed only after a new strain of a virus has been detected. And hacker countermeasures are taken only after a problem has been discovered. Consequently, there is a possibility that the Company's operations could be damaged prior to the enactment of such countermeasures.

Even in such a case, there is no danger of the core information system being infected. However, the possibility exists of a disruption in head office management operations due to infections that affect PCs used for Internet-based operations and general administrative tasks.

7) Asset risk

1. Impairment accounting losses

As of March 31, 2004, the book value of property and equipment at the Group was ¥99,768 million. This includes assets acquired between the late 1980s and early 1990s, the period from the emergence through the end of Japan's so-called "bubble" economy. The market values of these assets is now most likely well below their book values due to the decline in land prices in recent years.

In Japan, companies will be required to adopt impairment accounting beginning in the fiscal year ending in March 2006. The Group is currently calculating such impairment losses based on future cash flows and other aspects of its assets. When impairment accounting is adopted, the resulting charges will be posted as an extraordinary loss and may have an impact on operating results.

2. Exchange rate risk

As of March 31, 2004, the domestic companies of the Group held US$148 million in time deposits and property denominated in foreign currency. Due to the recent rise in the yen's value, a foreign exchange loss of ¥1,904 million was recorded. Due to changes in foreign exchange rates, the Group may record other significant foreign exchange losses in the future.

3. Risks associated with venture capital investments

The Group has made venture capital investments both directly and indirectly. As of March 31, 2004, venture capital investments amounted to ¥2,044 million in the investments in securities and ¥5,784 million in the investments in partnerships. Due to the nature of venture capital investments, significant returns can be expected if a portfolio company conducts an IPO. However, investments may become worthless if a portfolio company encounters serious difficulties.

As of March 31, 2004, there were 18 court cases in which the Company was the defendant. There are three cases in which plaintiffs are asking the court to invalidate claims of the Company because customers allege that loans they received were due to fraudulent activities of a third party. There are six cases in which former employees are asking for payment of wages allegedly due when they were employed by the Company. And there are nine cases requesting payment of damages for defamation of character and other alleged acts (including four counterclaim cases).

As a rule, the Company plans to resolve these cases quickly by reaching out-of-court settlements. However, it is possible that the Company may encounter similar cases in the future that could force the payment of substantial amounts of damages.

In addition, reports about these court cases in the mass media may create concerns among consumers, investors, financial institutions and other stakeholders that could create difficulties for the Company to acquire new customers, sustain its stock price, obtain loans and conduct other aspects of its operations.

3. Business Performance and Financial Condition

(1) Business Performance

1) Overview of Fiscal 2003

Backed by an economic recovery in the U.S. and an upward trend in stock prices on markets worldwide, the Japanese economy showed signs of recovery, in the form of improved corporate earnings performances, a sharp rise in exports and a bottoming out of unemployment during the term under review. On the other hand, with regard to personal consumption, concerns relating to the continuing threat of unemployment, decreasing salary levels, and pension-related problems have yet to be alleviated. Overall, therefore, the sense of a full-fledged economic recovery is still quite weak.

Turning to the consumer finance industry, the number of individual bankruptcies among customers, which had been rising steadily, showed a declining trend. Despite these improvements, a substantial decline in bad debt expenses has not yet been seen. Meanwhile, there has been greater momentum in the move among major Japanese and foreign financial institutions and other companies to expand into business fields that lie outside the scope of their traditional domains. This, in turn, has resulted in a reorganization of the industry, operational tie-ups with companies in different fields, and corporate acquisitions. These developments suggest a further intensification of competition within the consumer finance industry in the future.

Taking into consideration this environment, the Company has shifted its management focus from "quantitative expansion" to "qualitative improvement." In addition to following our original course of adopting a tighter credit screening policy, we are strictly maintaining our credit ceiling of ¥1 million per borrower. At the same time, we are giving due consideration to dealing speedily and effectively with the problem of multiple debt obligations, individual bankruptcies, and bad debt.

In addition, we are working to expand our customer services through various initiatives. These include raising customer traffic through the relocation of unmanned branch offices to more convenient locations and the streamlining of operations by closing retail outlets where marketing areas overlap to improve efficiency, expanding our network of automated loan contracting machines at convenience stores — made possible through tie-ups with banks — and expanding the use of an Internet ¥en Shop offered via the Internet.

Furthermore, the Company is also making efforts to expand its lineup of original customer services. For example, Takefuji was the first in the Japanese market to introduce a credit settlement service that utilizes the infrared adapters of mobile telephones. The Company is also expanding its credit card operations using the MasterCard brand. We have also created an insurance system to provide aid for customers during periods of unemployment.

As a result of the above initiatives, the balance of direct cash loans at the end of the year was ¥1,578,729 million on a consolidated basis (decreased by 5.8% from the previous year-end). The number of customer accounts stood at 2,603 thousand (decreased by 7.5%), and operating revenues on consolidated basis for the year amounted to ¥384,506 million, decreased by 8.9% from the previous year. Ordinary income decreased by 24.4% to ¥138,601 million and net income decreased by 21.4% to ¥74,745 million over the previous year.

As of March 31, 2004, the Company operates through a network of 528 manned branch offices (529 at the end of previous year), 1,363 unmanned offices (1,362), 1 internet shop (1), 2,034 owned ATMs (2,081) and 33,506 inter-linked CDs and ATMs (31,581)

2) Forecasts for Fiscal 2004

Since its foundation, Takefuji has been guided by a corporate philosophy based on the ideals of putting the customer first and achieving and maintaining operational efficiency. As a consumer finance company which extends small, unsecured and unguaranteed loans to customers, we will implement an even stricter credit assessment policy, giving priority to qualitative improvement instead of quantitative expansion in our business activities, make management more transparent, and maintain strict compliance controls.

Furthermore, in the event that the operating environment becomes more favorable, we will vigorously pursue both quantitative expansion and qualitative improvement.

The forecasts for the consolidated fiscal year ending March 31, 2005 are as follows; Operating revenues will be ¥362,100 million decreased by 5.8% over the last fiscal year ended March 31, 2004, Ordinary income will be ¥126,500 million decreased by 8.7% over the last fiscal year and Net income will be ¥71,000 million decreased by 5.0% over the last fiscal year.

(2) Financial Condition

Fund procurement has become increasingly diversified. We have introduced long-term stable funds, and have been active in raising funds overseas. During fiscal 2003, we issued Euroyen zero coupon convertible bonds due 2006 in the amount of ¥38,000 million in June, used $250 million (equivalent of ¥30,000 million) of committed lines of credit in November, and issued unsecured Euroyen adjustable coupon bonds with a maturity of 30 years in the amount of ¥80,000 million. Issuance of such 30 years bonds is the second one of very-long-term bonds next to the one issued in October in 2003 in domestic market. The Company believes it was extremely significant as the result of business performance and credibility being highly evaluated in terms of the Company's financial status. S&P and Moody's have rated the Company as BBB and Baa2, respectively

Consolidated Cash Flows

On a consolidated basis, cash and cash equivalents (hereinafter called "the funds") at the end of the current consolidated fiscal year decreased by ¥7,694 million or 6.3% to ¥113,892 million compared with the end of the previous consolidated fiscal year. This was mainly due to a mixed result of income before income taxes of ¥139,483 million (decreased by 23.7% over the previous year), a decline in direct cash loans made to customers and the repayments of long-term borrowings, and the increase in income taxes paid.

The situation and sources of cash flows by each activity for the current consolidated fiscal year are as follows;

Cash flows from operating activities:

The funds provided by operating activities were ¥122,518 million, compared with ¥261,732 million for the previous year. This was attributable primarily to ¥38,057 million of net increase in direct cash loans to customers, compared with ¥20,220 million for previous year and ¥109,444 million of the income taxes paid, compared with ¥31,395 million for the previous year.

Cash flows from investing activities:

The funds provided by investing activities were ¥524 million, compared with ¥8,534 million for the previous year. This was mainly due to ¥2,924 million of proceeds from the sales of investments in securities, compared with ¥12,815 million for the previous year.

Cash flows from financing activities:

The funds used in financing activities were ¥132,378 million, compared with ¥224,959 million for the previous year. This was primarily due to the net proceed of ¥62,308 million resulting from issuance and redemption of bonds, compared with ¥82,389 million for the previous year and the net repayments of ¥189,599 million for the long-term borrowings, compared with ¥218,220 million for the previous year.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

Term / Item of accounts	Note	Previous Consolidated Fiscal Year as of March 31, 2003			Current Consolidated Fiscal Year as of March 31, 2004		
		Amount (millions of yen)		Composition Ratio (%)	Amount (millions of yen)		Composition Ratio (%)
Assets:							
I Current assets							
1 Cash in hand and at banks	*1		58,695			64,522	
2 Direct cash loans to customers	*1,2,9		1,675,625			1,578,729	
3 Installment receivables			50			232	
4 Securities			33			22,284	
5 Inventories			241			220	
6 Accrued interest income on loans to customers			23,078			23,732	
7 Short-term loans receivable			77,086			64,997	
8 Deferred income tax assets			36,167			34,785	
9 Other current assets			17,367			17,685	
Less: allowance for credit losses			-127,572			-136,286	
Total current assets			1,760,769	90.8		1,670,900	88.0
II Fixed assets							
1 Tangible fixed assets	*5						
(1) Buildings and structures	*1		19,578			17,963	
(2) Machinery and vehicles			118			84	
(3) Equipment, furniture and fixtures			6,312			5,459	
(4) Land	*1		69,523			69,523	
(5) Golf course			5,592			5,592	
(6) Construction in progress			1,147			1,147	
Total tangible fixed assets			102,270	5.3		99,768	5.2
2 Intangible fixed assets			5,186	0.2		5,388	0.3

Term / Item of accounts	Note	Previous Consolidated Fiscal Year as of March 31, 2003			Current Consolidated Fiscal Year as of March 31, 2004		
		Amount (millions of yen)		Composition Ratio (%)	Amount (millions of yen)		Composition Ratio (%)
3 Investments and other assets							
(1) Investments in securities	*1		40,671			47,918	
(2) Investments in affiliates			60			60	
(3) Deferred income tax assets			9,340			-	
(4) Other investments	*8		16,010			13,997	
Total investments and other assets			66,081	3.4		61,975	3.3
Total fixed assets			173,536	8.9		167,131	8.8
III Deferred charges							
1 Discount on bonds			5,225			61,109	
Total deferred charges			5,225	0.3		61,109	3.2
Total assets			1,939,530	100.0		1,899,140	100.0

Item of accounts / Term	Note	Previous Consolidated Fiscal Year as of March 31, 2003		Current Consolidated Fiscal Year as of March 31, 2004	
		Amount (millions of yen)	Composition Ratio (%)	Amount (millions of yen)	Composition Ratio (%)
Liabilities:					
I Current liabilities					
1 Short-term borrowings	*1	-		26,000	
2 Current portion of bonds	*1	30,695		27,753	
3 Current portion of long-term borrowings	*1	258,002		142,300	
4 Accrued income taxes		69,938		20,861	
5 Allowance for bonuses		1,156		998	
6 Other current liabilities		18,150		14,451	
Total current liabilities		377,942	19.5	232,363	12.2
II Fixed Liabilities					
1 Bonds	*1	292,547		415,055	
2 Long-term borrowings	*1	405,285		331,388	
3 Deferred income tax liabilities		-		6,292	
4 Allowance for retirement benefits of employees		2,004		2,240	
5 Allowance for retirement benefits of directors and corporate auditors		321		361	
6 Other fixed liabilities	*8	29,817		18,358	
Total fixed liabilities		729,973	37.6	773,693	40.8
Total Liabilities		1,107,914	57.1	1,006,056	53.0
Shareholders' Equity:					
I Common stock	*6	30,478	1.6	30,478	1.6
II Capital surplus		52,263	2.7	52,263	2.7
III Retained Earnings		783,132	40.4	843,536	44.4
IV Net unrealized gains on investments in securities		-11,194	-0.6	6,986	0.4
V Foreign currency translation adjustments		140	0.0	-166	-0.0
VI Treasury stock	*7	-23,203	-1.2	-40,014	-2.1
Total shareholders' equity		831,616	42.9	893,084	47.0
Total liabilities and shareholders' equity		1,939,530	100.0	1,899,140	100.0

(2) **Consolidated Statements of Income**

Term / Item of accounts	Note	Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003) Amount (millions of yen)		Composition Ratio (%)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004) Amount (millions of yen)		Composition Ratio (%)
I Operating revenues							
1 Interest income on direct cash loans			409,716			371,943	
2 Commissions earned			3			31	
3 Other financial income			359			113	
4 Other operating income			11,896			12,419	
Total operating revenues			421,974	100.0		384,506	100.0
II Operating expenses							
1 Financial expenses							
(1) Borrowing interest expenses		14,407			10,489		
(2) Bond interest expenses		8,921			9,857		
(3) Other financial expenses		1,414	24,741		1,041	21,386	
2 Other operating expenses							
(1) Advertising expenses		14,266			11,126		
(2) Bad debt expenses		13,021			7,426		
(3) Provision of allowance for credit losses		127,572			136,286		
(4) Wages and bonuses		21,204			18,872		
(5) Provision of allowance for bonuses		1,156			998		
(6) Provision of allowance for retirement benefits of employees		219			521		
(7) Provision of allowance for retirement benefits of directors and corporate auditors		65			57		
(8) Temporary employment cost		1,012			1,346		
(9) Rent		9,925			8,660		
(10) Depreciation and amortization		3,949			3,918		
(11) Handling charges		9,229			9,595		
(12) Others		34,539	236,158		41,089	239,893	
Total operating expenses			260,900	61.8		261,280	68.0
Operating income			161,074	38.2		123,226	32.0

Term / Item of accounts	Note	Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003) Amount (millions of yen)		Composition Ratio (%)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004) Amount (millions of yen)		Composition Ratio (%)
III Non-operating income							
1 Interest income on securities		297			297		
2 Dividends income received		443			583		
3 Insurance dividends received		427			110		
4 Profit on investments in partnerships		22,970			16,491		
5 Other non-operating income		818	24,955	5.9	705	18,188	4.7
IV Non-operating expenses							
1 Bond issue costs		514			431		
2 Loss on disposal of fixed assets		136			399		
3 Foreign exchange losses		1,975			1,904		
4 Other non-operating expenses		150	2,774	0.7	80	2,813	0.7
Ordinary income			183,255	43.4		138,601	36.0
V Extraordinary income							
1 Gain on sales of investments in securities		455			1,253		
2 Dividends on liquidation of a subsidiary		538	994	0.2	-	1,253	0.3
VI Extraordinary losses							
1 Loss on sales of investments in securities		-			79		
2 Loss on redemption of investments in securities		-			22		
3 Loss on devaluation of investments in securities		1,341			270		
4 Loss on disposal of fixed assets	*2	118	1,459	0.3	-	371	0.1
Income before income taxes			182,790	43.3		139,483	36.2
Corporate taxes, inhabitants taxes and enterprise taxes		95,912			60,368		
Deferred income tax expenses		-8,268	87,643	20.8	4,370	64,738	16.8
Net income			95,146	22.5		74,745	19.4

(3) Consolidated Statements of Retained Earnings

Term / Item of accounts	Note	Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003) Amount (millions of yen)		Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004) Amount (millions of yen)	
(Capital surplus)					
I Capital surplus at the beginning of the fiscal year			-		52,263
1 Additional paid-in capital at the beginning of the fiscal year		52,263	52,263	52,263	-
II Capital surplus at the end of the fiscal year			52,263		52,263
(Retained earnings)					
I Retained earnings at the beginning of the fiscal year			-		783,132
1 Retained earnings at the beginning of the fiscal year		703,466	703,466	783,132	-
II Increase in retained earnings					
1 Net income		95,146	95,146	74,745	74,745
III Decrease in retained earnings					
1 Dividends		14,725		14,277	
2 Bonuses to directors and corporate auditors		57		65	
3 Decrease by exclusion of subsidiaries from consolidation		699	15,480	-	14,341
IV Retained earnings at the end of the fiscal year			783,132		843,536

(4) Consolidated Statements of Cash Flows

Item of accounts / Term	Note	Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
		Amount (millions of yen)	Amount (millions of yen)
I Cash flows from operating activities			
Income before income taxes		182,790	139,483
Depreciation and amortization		3,949	3,920
Gain on participation in leveraged lease partnerships		-9,883	-8,513
Increase or decrease in allowance for employees' retirement benefits		-79	236
Increase or decrease in allowance for retirement benefits of directors and corporate auditors		-37	40
Net increase in allowance for credit losses		29,316	8,714
Write-offs		111,277	134,998
Non-operating interest income and dividend income		-740	-881
Gain on sales of investments in securities		-455	-1,253
Loss on sales of investments in securities		-	79
Loss on redemption of investments in securities		-	22
Loss on devaluation of investments in securities		1,341	270
Loss on sales or disposal of tangible fixed assets		254	399
Net increase in accrued interest income on loans to customers		-1,363	-654
Direct cash loans made to customers		-715,750	-652,067
Direct cash loans collected from customers		695,530	614,011
Others		-3,764	-7,720
Sub total		292,387	231,082
Non-operating interest income and dividend income received		740	881
Income taxes paid		-31,395	-109,444
Net cash provided by operating activities		261,732	122,518

Term / Item of accounts	Note	Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
		Amount (millions of yen)	Amount (millions of yen)
II Cash flows from investing activities			
Net decrease in time deposits		2,791	13,695
Net increase in pledged bank deposits		-	-15,127
Payments for purchase of tangible fixed assets		-2,241	-682
Payments for purchase of intangible fixed assets		-3,354	-1,253
Proceeds from sales of tangible fixed assets		280	-
Payments for purchase of investments in securities		-867	-1,220
Proceeds from sales of investments in securities		12,815	2,924
Payments for acquisition of investments in partnerships		-1,755	-243
Proceeds from collection of investments in partnerships		823	2,228
Others		43	202
Net cash provided by investing activities		8,534	524
III Cash flows from financing activities			
Net increase or decrease in short term borrowings		-51,200	26,000
Proceeds from long-term borrowings		48,442	71,869
Repayments for long-term borrowings		-266,662	-261,468
Proceeds from issuance of bonds		83,013	93,175
Repayments for redemption of bonds		-623	-30,867
Payments for acquisition of treasury stock		-23,203	-16,810
Cash dividends paid		-14,725	-14,277
Net cash used in financing activities		-224,959	-132,378

Term / Item of accounts	Note	Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1,2003 to March 31, 2004)
		Amount (millions of yen)	Amount (millions of yen)
IV Effect of exchange rate changes on cash and cash equivalents		174	1,642
V Increase or decrease in cash and cash equivalents		45,481	-7,694
VI Cash and cash equivalents at the beginning of the fiscal year		76,637	121,586
VII Decrease in cash and cash equivalents held by deconsolidated subsidiaries		-532	-
VIII Cash and cash equivalents at the end of the fiscal year		121,586	113,892

Significant Accounting Policies for Consolidated Financial Statements

Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
1 Scope of consolidation As of March 31, 2003, the number of consolidated subsidiaries were 10 as listed below; Kyoritsu Estate Co., Ltd. TWJ VC Co., Ltd. Takefuji Capital Co., Ltd. Take One Co., Ltd. TSR Co., Ltd. G.H Investment Co., Ltd. TWJ Co., Ltd TWJ EURO Co., Ltd. TDS Co., Ltd. Takefuji Bull Mart Co., Ltd Yasui Co., Ltd. and Fujix-Credit Co., Ltd. were merged into Takefuji Corporation on September 1, 2002, and thus, those companies' financial statements until August 31, 2002 were included in the consolidated financial statements. Zuiko Factor Co., Ltd. and Takefuji New Research Institute Co., Ltd. were dissolved on August 31, 2002 and thus, those companies were deconsolidated from the beginning of the current fiscal year due to immateriality.	**1 Scope of consolidation** As of March 31, 2004, the number of consolidated subsidiaries were 10 as listed below; Kyoritsu Estate Co., Ltd. TWJ VC Co., Ltd. Takefuji Capital Co., Ltd. Take One Co., Ltd. TSR Co., Ltd. G.H Investment Co., Ltd. TWJ Co., Ltd TWJ EURO Co., Ltd. TDS Co., Ltd. Takefuji Bull Mart Co., Ltd
2 Application of the equity method No entities are subject to the equity method of accounting.	**2 Application of the equity method** The same as the previous fiscal year
3 The fiscal year of consolidated subsidiaries The fiscal year-end date of each subsidiary listed hereunder is as follows; Take One Co., Ltd. January 31 TWJ Co., Ltd. February 28 TSR Co., Ltd. December 31 G. H Investment Co., Ltd. December 31 For these consolidated subsidiaries, their financial statements at the above-mentioned fiscal year-end date are used respectively in the preparation of consolidated financial statements of Takefuji Corporation. Adjustments are made in the consolidated accounts for any significant transactions that occur between these dates and the consolidated balance sheet date.	**3 The fiscal year of consolidated subsidiaries** The same as the previous fiscal year
4 Significant accounting policies (1) Basis and method of valuation of significant assets A Securities Held-to-maturity securities: Cost based on the amortization method. (The straight-line method) Other securities: Where there is a market quotation; Market value as determined by the quoted price at the end of the fiscal year. The difference between the acquisition cost and the market value, netted of the related income taxes, is included directly in shareholders' equity, and the cost of securities sold is computed using the moving average method. Where there is no market quotation; Cost as determined by the moving average method. B Inventories Cost based on the last purchase price method.	**4 Significant accounting policies** (1) Basis and method of valuation of significant assets A Securities Held-to-maturity securities: The same as the previous fiscal year. Other securities: Where there is a market quotation; The same as the previous fiscal year. Where there is no market quotation; The same as the previous fiscal year. B Inventories The same as the previous fiscal year.

Previous Consolidated Fiscal Year (from April 1,2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
(2) Depreciation of the fixed assets A Tangible fixed assets Depreciation is mainly computed on the declining-balance method at rates based on the estimated useful lives of assets, except that the depreciation method for buildings (excluding auxiliary facilities attached to buildings), which were acquired on or after April 1, 1998, is the straight-line method. The range of useful lives is from 10 to 50 years for buildings and structures and from 6 to 15 years for equipment, furniture and fixtures. B Intangible fixed assets Software costs are amortized on the straight-line method over 5 years which is the estimated useful life. Other intangible fixed assets are amortized on the straight-line method. (3) Basis of calculating allowances A Allowance for credit losses In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage based on all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for credit losses thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period. Change in accounting method; Prior to April 1, 2002, the historical rate of default as a basis for the allowance for loans (including delinquent loans past due 30 days or less) was calculated based on the write-offs resulting from personal bankruptcy of customers. Further, with respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was based on the individual assessment of collectibility of each such loan. Effective from the current fiscal year, the Company changed its calculation method of allowance for credit losses. The allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) was calculated using an actual percentage of all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was recorded at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period. This change in the calculation method was made to more accurately reflect the credit risk of direct cash loans and the recent trend in loan write-offs in the Company's financial statements. Such refinement was made possible by enhancements to the Company's management information system that allowed the Company's management to control its credit risk using the credit risk ratings for direct cash loans. The Company upgraded its management information system in response to increased credit risk exposure resulting from the long-lasting recession. Due to this change in the calculation method, "operating income", "ordinary income" and "income before income taxes" for the current fiscal year increased by 9,408 million yen, respectively, and "net income" increased by 5,475 million yen, as compared with the amounts which would have been reported if the previous method had been applied consistently.	(2) Depreciation of the fixed assets A Tangible fixed assets Depreciation is mainly computed on the declining-balance method at rates based on the estimated useful lives of assets, except that the depreciation method for buildings (excluding auxiliary facilities attached to buildings), which were acquired on or after April 1, 1998, is the straight-line method. The range of useful lives is from 10 to 50 years for buildings and structures and from 4 to 15 years for equipment, furniture and fixtures. B Intangible fixed assets The same as the previous fiscal year. (3) Basis of calculating allowances A Allowance for credit losses In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage based on all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for credit losses thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period.

Previous Consolidated Fiscal Year (from April 1,2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
B Allowance for bonuses In providing for bonuses payable to employees, the Company records an allowance for current fiscal year portion thereof based on the expected payment of bonuses for employees.	B Allowance for bonuses The same as the previous fiscal year.
C Allowance for retirement benefits of employees The Company records an allowance for retirement benefits based on projected benefit obligations and pension fund assets as at the balance sheet date. Actuarial gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.	C Allowance for retirement benefits of employees The same as the previous fiscal year.
D Allowance for directors' and corporate auditors' retirement benefits The Company records an allowance for directors' and corporate auditors' retirement benefits at the amount that would be payable if directors and corporate auditors retired at the end of the fiscal year in accordance with the Company's internal rules.	D Allowance for directors' and corporate auditors' retirement benefits The same as the previous fiscal year.
(4) Accounting for deferred charges Bond issue costs are expensed as incurred. Discount on bond is amortized over the period until redemption.	(4) Accounting for deferred charges
(5) Accounting for lease transactions Finance leases, other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to operating leases.	(5) Accounting for lease transactions The same as the previous fiscal year.
(6) Accounting for hedging activities The Company uses financial derivative transactions to reduce its exposure to market risks from fluctuations in interest rates and foreign currency exchange rates related to borrowings and bonds. Interest swap transactions, currencies and interest swap transactions and interest-rate cap contracts were accounted for using the special treatment of hedge accounting for interest swaps allowed under the Japanese GAAP.	(6) Accounting for hedging activities The Company uses financial derivative transactions to reduce its exposure to market risks from fluctuations in interest rates and foreign currency exchange rates related to borrowings and bonds. Interest swap transactions and currencies and interest swap transactions were accounted for using the special treatment of hedge accounting for interest swaps allowed under the Japanese GAAP.
(7) Other significant accounting policies for the preparation of consolidated financial statements	(7) Other significant accounting policies for the preparation of consolidated financial statements
A Basis of recognition of interest income on direct cash loans Interest income on direct cash loans is recognized on an accrual basis. Accrued interest income is recognized at either the contracted rate applied to individual loan or the maximum rate permitted by the Interest Rate Restriction Law in Japan, whichever is lower.	A Basis of recognition of interest income on direct cash loans The same as the previous fiscal year.
B Accounting treatment of consumption tax Transactions subject to consumption tax for the Company and its one domestic subsidiary are stated at the amount which includes the related consumption tax. Those for other four domestic subsidiaries are stated at the amount which is net of the related consumption tax.	B Accounting treatment of consumption tax The same as the previous fiscal year.

Previous Consolidated Fiscal Year (from April 1,2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
C Accounting for Treasury Stock and Reversal of Additional Paid –in Capital and Legal Reserve, etc. From the current consolidated fiscal year, the Company has adopted "Accounting Standard for Treasury Stock and Reversal of Additional Paid-in Capital and Legal Reserve, etc."(Statement of Accounting Standard Board of Japan No.1) The adoption of this new standard has insignificant impact on the income or loss of the current consolidated fiscal year. Owing to the revision to the regulation for the preparation of the consolidated financial statements, etc., the section of shareholders' equity of the consolidated balance sheets and consolidated statements of retained earnings have been prepared in accordance with the revised regulation.	-
D Statistics per share From the current consolidated fiscal year, the Company has adopted "Accounting Standard for Net Income per Share" (Statement of Accounting Standard Board of Japan No.2) and "The Guidance for Implementation of the Accounting Standard for Net Income per Share" (The Guidance for implementation of Statement of Accounting Standard Board of Japan No.4). The impact of adoption of this new standard is stated in the "Footnotes to Statistics per share".	-
5 Revaluation of assets and liabilities of consolidated subsidiaries The market method is fully applied to evaluation of assets and liabilities of consolidated subsidiaries.	**5 Revaluation of assets and liabilities of consolidated subsidiaries** The same as the previous fiscal year.
6 Amortization of goodwill Goodwill is charged or credited to income when incurred.	**6 Amortization of goodwill** The same as the previous fiscal year.
7 Accounting treatment of appropriation items of retained earnings Retained earnings appropriation items or accumulated loss disposition items of the Company and consolidated subsidiaries applicable to the immediately preceding consolidated fiscal year as approved at their shareholders' meeting and effected in the relevant consolidated fiscal year are reflected in the accompanying consolidated financial statements.	**7 Accounting treatment of appropriation items of retained earnings** The same as the previous fiscal year.
8 Cash and cash equivalents as stated in consolidated statements of cash flows Cash and cash equivalents include cash in hand, bank deposits able to be withdrawn on demand and short-term investments with negligible risk of fluctuations in value and original maturity of three months or less.	**8 Cash and cash equivalents as stated in consolidated statements of cash flows** The same as the previous fiscal year.

Reclassification

Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
-	**(Consolidated Balance Sheets)** Deferred income tax liabilities, which had been included in "Other fixed liabilities" until previous consolidated fiscal year, was disclosed separately as such from the current consolidated fiscal year due to the increase in its significance. Deferred income tax liabilities included in "Other fixed liabilities" at the end of the previous consolidated fiscal year was 171 million yen.

Footnotes to Consolidated Balance Sheets

Previous Consolidated Fiscal Year (as of March 31, 2003)

*1 The assets pledged as security and the corresponding secured liabilities are as follows:

Pledged assets	(millions of yen)
Cash in hand and at banks	1,653
Direct cash loans	379,549
Buildings and structures	5,821
Land	30,351
Investments in securities	6,557
Total	423,930

Secured liabilities	(millions of yen)
Current portion of bonds	695
Current portion of long-term borrowings	55,619
Bonds	37,613
Long-term borrowings	214,490
Total	308,417

In addition to the above, direct cash loans of 3,315 million yen may be pledged as collateral for the long-term borrowings of 2,280 million yen, including the current portion of it, upon requests from financial institutions under agreements.

*2 The total outstanding balance 1,675,625 million yen of direct cash loans to customers is only for unsecured loans to individuals.

3 Regarding Direct cash loans, once a credit limit has been established for a customer, the customer may access his or her credit line on a revolving basis. The unused portion of each customer's credit line as of the end of fiscal year was 482,222 million yen which included 306,390 million yen of the unused portion of credit line for customers who did not have any loan balance. The credit line of a customer is either increased or decreased by the Company at its discretion based on the credit capacity of the customer. The Company believes that the total unused balance of each customer's credit line does not significantly affect the Company's cash flows in the future.

4 The Company borrows long-term funds under committed lines of credit. The Company has available committed lines of credit equal to Yen equivalent of US$2,500 million. At the end of the current fiscal year, the Company's outstanding balance under the committed line of credit was Yen equivalent of US$1,360 million and remaining unused portion was Yen equivalent of US$1,140 million.

Current Consolidated Fiscal Year (as of March 31, 2004)

*1 The assets pledged as security and the corresponding secured liabilities are as follows:

Pledged assets	(millions of yen)
Cash in hand and at banks	15,127
Direct cash loans	401,390
Buildings and structures	5,427
Land	19,151
Investments in securities	20,240
Total	461,336

Secured liabilities	(millions of yen)
Short-term borrowings	21,000
Current portion of bonds	1,386
Current portion of long-term borrowings	26,380
Bonds	68,488
Long-term borrowings	203,920
Total	321,174

In addition to the above, direct cash loans of 11,727 million yen may be pledged as collateral for the long-term borrowings of 10,313 million yen, including the current portion of it, upon requests from financial institutions under agreements.

*2 The total outstanding balance 1,578,729 million yen of direct cash loans to customers is only for unsecured loans to individuals.

3 Regarding Direct cash loans, once a credit limit has been established for a customer, the customer may access his or her credit line on a revolving basis. The unused portion of each customer's credit line as of the end of fiscal year was 473,182 million yen which included 297,452 million yen of the unused portion of credit line for customers who did not have any loan balance. The credit line of a customer is either increased or decreased by the Company at its discretion based on the credit capacity of the customer. The Company believes that the total unused balance of each customer's credit line does not significantly affect the Company's cash flows in the future.

4 The Company borrows long-term funds under committed lines of credit. The Company has available committed lines of credit equal to Yen equivalent of US$2,500 million. At the end of the current fiscal year, the Company's outstanding balance under the committed line of credit was Yen equivalent of US$1,610 million and remaining unused portion was Yen equivalent of US$890 million.

Previous Consolidated Fiscal Year (as of March 31, 2003)	Current Consolidated Fiscal Year (as of March 31, 2004)
*5 The amount of 33,703 million yen of accumulated depreciation for tangible fixed assets was netted against acquisition cost. *6 The total number of outstanding stocks the Company has issued Common stocks; 147,295,200 (shares) *7 The number of the treasury stocks the Company holds Common stocks; 3,814,067 (shares) *8 In order to have fair evaluation of the Company's share in loss of anonymous partnerships amounted to 22,966 million yen, of which 13,282 million yen was deducted directly from the investments in those partnerships. The remaining 9,684 million yen, the excess of the Company's share in losses over the acquisition costs of such investments, were recorded as long-term account payable (other fixed liabilities). ***9 Delinquent loans receivable** **Loans to bankrupt borrowers;** -million yen Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances. **Delinquent loans;** - million yen Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers. **Delinquent loans past due three months or more;** 78,217 million yen Delinquent loans past due three months or more are loans which are delinquent for three months or more from the due date of interest or principal under the term of related loan agreements and do not include loans to bankrupt borrowers and delinquent loans. **Restructured loans;** 90,333 million yen (82,805 million yen) Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more. The loans classified as restructured loans include loan receivables current or less than 31 days past due, the amount of which is indicated in the parenthesis as above.	*5 The amount of 35,175 million yen of accumulated depreciation for tangible fixed assets was netted against acquisition cost. *6 The total number of outstanding stocks the Company has issued Common stocks; 147,295,200 (shares) *7 The number of the treasury stocks the Company holds Common stocks; 6,479,101 (shares) *8 In order to have fair evaluation of the Company's share in loss of anonymous partnerships amounted to 3,209 million yen, of which 2,039 million yen was deducted directly from the investments in those partnerships. The remaining 1,171 million yen, the excess of the Company's share in losses over the acquisition costs of such investments, were recorded as long-term account payable (other fixed liabilities). ***9 Delinquent loans receivable** **Loans to bankrupt borrowers;** 208 million yen Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances. **Delinquent loans;** - million yen Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers. **Delinquent loans past due three months or more;** 79,086 million yen Delinquent loans past due three months or more are loans which are delinquent for three months or more from the due date of interest or principal under the term of related loan agreements and do not include loans to bankrupt borrowers and delinquent loans. **Restructured loans;** 107,640 million yen (99,916 million yen) Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more. The loans classified as restructured loans include loan receivables current or less than 31 days past due, the amount of which is indicated in the parenthesis as above.

Previous Consolidated Fiscal Year (as of March 31, 2003)	Current Consolidated Fiscal Year (as of March 31, 2004)
10 Certain covenants Certain covenants were applied to 332,503 million yen of borrowings and 113,242 million yen of bonds. The Company should repay or redeem the outstanding balance in a lump-sum by acceleration to creditors if the Company could not comply with such covenants as mentioned below. (The strictest conditions are listed.) (1) in case of the balance of consolidated shareholders' equity being less than 250,000 million yen; (2) in case of the ratio of consolidated shareholders' equity against consolidated total assets being less than 20%; (3) in case of the balance of contingent liabilities being more than 170,000 million yen; (4) in case of the ratio of annual increase amount of contingent liabilities against net income deducting both dividends and bonus to directors being more than 75%; (5) in case of the amount of income before income taxes and extraordinary items being less than the total amount of borrowing interest and bond interest; (6) in case of the total balance of direct cash loans and cash and cash equivalents against the total assets being less than 40%; (7) in case of the ratio of credit losses written off being more than 10%; (8) in case of the total balance of real estate and investments in securities against the total assets being more than 40%; (9) in case of the balance of secured borrowings excluding those with collateral of real estate against total current assets being more than 80%; (10) in case of the total balance of borrowings with the security of direct cash loans, the security being in perfection of interests against third parties, exceeding the balance of shareholders' equity;	**10 Certain covenants** Certain covenants were applied to 254,920 million yen of borrowings and 144,808 million yen of bonds. The Company should repay or redeem the outstanding balance in a lump-sum by acceleration to creditors if the Company could not comply with such covenants as mentioned below. (The strictest conditions are listed.) (1) in case of the balance of consolidated shareholders' equity being less than 250,000 million yen; (2) in case of the ratio of consolidated shareholders' equity against consolidated total assets being less than 20%; (3) in case of the balance of contingent liabilities being more than 170,000 million yen; (4) in case of the ratio of annual increase amount of contingent liabilities against net income deducting both dividends and bonus to directors being more than 75%; (5) in case of the amount of income before income taxes and extraordinary items being less than the total amount of borrowing interest and bond interest; (6) in case of the total balance of direct cash loans and cash and cash equivalents against the total assets being less than 40%; (7) in case of the ratio of credit losses written off being more than 10%; (8) in case of the total balance of real estate and investments in securities against the total assets being more than 40%; (9) in case of the balance of secured borrowings excluding those with collateral of real estate against total current assets being more than 80%; (10) in case of the total balance of borrowings with the security of direct cash loans, the security being in perfection of interests against third parties, exceeding the balance of shareholders' equity;

Footnotes to Consolidated Statements of Income

Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
1 Basis for classification of financial income and expenses on the consolidated statements of income (1) Financial income stated as operating revenues; Include all financial income excluding dividends and interest and so forth received on investments in securities. (2) Financial expenses; Include all financial expenses by the Company engaged in financial services, other than interest payable which has no relationship with operating revenue. *2 Details of loss on disposal of fixed assets (millions of yen) Structures 115 Others 3 Total 118	1 Basis for classification of financial income and expenses on the consolidated statements of income (1) Financial income stated as operating revenues; The same as the previous fiscal year. (2) Financial expenses; The same as the previous fiscal year. -

Footnotes to Consolidated Statements of Cash Flows

Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
Relationship between cash and cash equivalents at the end of the fiscal year and consolidated balance sheets items as of March 31, 2003; (millions of yen) Cash in hand and at banks 58,695 Short-term loans receivable (CD under agreements to resell) 77,086 Time deposits with maturities of three months or more -14,195 Cash and cash equivalents 121,586	Relationship between cash and cash equivalents at the end of the fiscal year and consolidated balance sheets items as of March 31, 2004; (millions of yen) Cash in hand and at banks 64,522 Short-term loans receivable (CD under agreements to resell) 64,997 Time deposits with maturities of three months or more -500 Pledged bank deposits -15,127 Cash and cash equivalents 113,892

Footnotes to Lease Transactions

Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

1 Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the fiscal year

(millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and furniture	11,917	7,787	4,130
Total	11,917	7,787	4,130

Note: Equivalent of acquisition cost included the portion of interest thereon, as the outstanding lease fee payable is insignificant compared to the balances of tangible fixed assets.

2 Outstanding lease fee payable at the end of the fiscal year

(millions of yen)

Due within one year	1,827
Due over one year	2,303
Total	4,130

Note: As the outstanding lease fee payable at the end of the fiscal year is insignificant compared to the balances of tangible fixed assets at the end of the fiscal year, the outstanding lease fee payable included the portion of interest thereon.

3 Lease fee and equivalent of depreciation:

2,973 (millions of yen)

4 Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period is the useful life of the asset and a residual value is zero.

Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

1 Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the fiscal year

(millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and furniture	7,557	5,249	2,308
Total	7,557	5,249	2,308

Note: The same as the previous fiscal year..

2 Outstanding lease fee payable at the end of the fiscal year

(millions of yen)

Due within one year	1,218
Due over one year	1,091
Total	2,308

Note: The same as the previous fiscal year..

3 Lease fee and equivalent of depreciation:

1,802 (millions of yen)

4 Method of calculation of equivalent of depreciation

The same as the previous fiscal year.

Footnotes to Investments in Securities

1 Held-to-maturity debt securities with market quotations

(millions of yen)

Term		Previous Consolidated Fiscal Year (as of March 31, 2003)			Current Consolidated Fiscal Year (as of March 31, 2004)		
Securities \ Value		Book value on consolidated balance sheets	Market price	Unrealized gain or loss	Book value on consolidated balance sheets	Market price	Unrealized gain or loss
Market price greater than book value	(1)National or local government bonds	-	-	-	-	-	-
	(2)Corporate bonds	10	10	0	-	-	-
	(3)Others	-	-	-	-	-	-
	Sub total	10	10	0	-	-	-
Market price equal to or smaller than book value	(1)National or local government bonds	-	-	-	-	-	-
	(2)Corporate bonds	-	-	-	-	-	-
	(3)Others	-	-	-	-	-	-
	Sub total	-	-	-	-	-	-
Total		10	10	0	-	-	-

2 Other securities with market quotations

(millions of yen)

Term		Previous Consolidated Fiscal Year (as of March 31, 2003)			Current Consolidated Fiscal Year (as of March 31, 2004)		
Securities \ Value		Acquisition cost	Book value on consolidated balance sheets	Unrealized gain or loss	Acquisition cost	Book value on consolidated balance sheets	Unrealized gain or loss
Book value greater than acquisition cost	(1) Stocks	2,118	2,543	424	21,880	41,406	19,525
	(2) Bonds						
	National or local government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	-	-	-	-	-	-
	(3) Others	49	59	10	26	38	12
	Sub total	2,167	2,601	434	21,906	41,443	19,537
Book value equal to or smaller than acquisition cost	(1) Stocks	24,218	17,134	-7,084	3,467	2,893	-573
	(2) Bonds						
	National or local government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	30,000	17,439	-12,561	30,000	22,284	-7,716
	(3)Others	-	-	-	-	-	-
	Sub total	54,218	34,573	-19,645	33,467	25,177	-8,289
Total		56,386	37,174	-19,211	55,373	66,621	11,248

3 Other securities sold during the consolidated fiscal year

(millions of yen)

Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)			Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)		
Amounts of sales	Total gains on sales	Total losses on sales	Amounts of sales	Total gains on sales	Total losses on sales
3,295	492	37	2,759	1,253	79

4 Details of principal securities which are not stated at market quotations

(millions of yen)

Term / Securities	Previous Consolidated Fiscal Year (as of March 31, 2003)			Current Consolidated Fiscal Year (as of March 31, 2004)		
	Acquisition cost	Book value on consolidated balance sheets	Unrealized gain or loss	Acquisition cost	Book value on consolidated balance sheets	Unrealized gain or loss
Other securities						
Unlisted stocks excluding those traded over-the-counter	3,391	3,317	-74	3,712	3,518	-194
Unlisted foreign mutual funds	160	202	42	58	63	5
Others	6,960	7,418	458	4,975	5,784	809

Notes:

A; Difference between acquisition cost and book value is unrealized gain or loss due to foreign currency translation on the securities denominated in foreign currencies at the end of the consolidated fiscal year.

B; "Others" of other securities are stocks held through investments in partnerships.

5 Redemption schedule for other debt securities with maturity and held-to-maturity debt securities

(millions of yen)

Term / Securities	Previous Consolidated Fiscal Year (as of March 31, 2003)				Current Consolidated Fiscal Year (as of March 31, 2004)			
	Up to 1 year	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years	Up to 1 year	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years
(1) Bonds								
National or local government bonds	-	-	-	-	-	-	-	-
Corporate bonds	10	-	-	-	-	-	-	-
Other bonds	-	17,439	-	-	22,284	-	-	-
(2) Others	23	202	-	-	-	63	-	-
Total	33	17,641	-	-	22,284	63	-	-

6 Investments in securities subject to impairment

In the previous consolidated fiscal year, 778 million yen for other securities with market quotations and 474 million yen for other securities with no market quotations were recognized as impairment losses. In the current consolidated fiscal year, 91 million yen for other securities with market quotations and 179 million yen for other securities with no market quotations were recognized as impairment losses. Except for other securities where the market quotations declined by greater than 50% or those where the market quotations declined by between 30% to less than 50% and the market quotations are considered to be recoverable, impairment losses were recognized on other securities.

Footnotes to Derivative Transactions

1 The conditions of Derivative Transactions

Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
1 Transactions The Company uses financial derivative transactions, which comprises interest rate cap transactions, interest swap transactions, and currency and interest swap transactions.	**1 Transactions** The Company uses financial derivative transactions, which comprises interest swap transactions and currency and interest swap transactions.
2 Company's policy The Company uses financial derivative transactions in order to reduce its exposure to market risks from fluctuations in interest rate and foreign currency exchange rate and does not hold or issue financial derivative instruments for speculative or any trading purposes.	**2 Company's policy** The same as the previous fiscal year.
3 Purposes The Company makes use of interest cap transactions to hedge its risk of interest rate increase in the future by capping a ceiling on floating-rate borrowings, and makes use of interest swap, and interest and currency swap transactions to hedge its exposure of both interest rate and foreign currency exchange rate fluctuations against floating-rate borrowings and bonds and borrowings denominated in foreign currencies for the purpose of stabilizing the Company's income.	**3 Purposes** The Company makes use of interest swap, and interest and currency swap transactions to hedge its exposure of both interest rate and foreign currency exchange rate fluctuations against floating-rate borrowings and bonds and borrowings denominated in foreign currencies for the purpose of stabilizing the Company's income.
4 Risk of transactions The Company considers that there is no significant credit risk arising from default by counter-parties, as they are major financial institutions in the international financial market.	**4 Risk of transactions** The same as the previous fiscal year.
5 Risk management All derivative transactions the Company enters into are approved by the board of directors and executed and controlled under administration of finance department of the Company. The conditions and results of such transactions are reported timely to the board of directors.	**5 Risk management** The same as the previous fiscal year.

2 Fair Value of Financial Derivatives

Previous consolidated fiscal year and current consolidated fiscal year

As all financial derivative contracts into which the Company and its subsidiaries has entered are accounted for by using special treatment of hedge accounting allowed under the Japanese GAAP, fair values are not required to be presented.

Footnotes to Retirement Plan and Retirement Benefits

Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
1 Outline of retirement benefits plans Employees with more than two years of service for the Company are generally entitled to lump-sum retirement benefits determined by reference to their current rate of pay, length of service and conditions under which the termination occur. In order to provide for such retirement benefits to employees, the Company has a funded non-contributory pension plan which covers a portion of the retirement benefits payable to the retiring employees. The benefits which are not covered by the funded pension plan are paid by the Company, having recognized accrued costs for such a liability as an allowance for retirement benefits.	1 Outline of retirement benefits plans The same as the previous fiscal year.
2 Retirement benefits liabilities as of March 31, 2003 (millions of yen) (1) Retirement benefits liabilities -3,473 (2) Plan assets 1,408 (3) Unfunded retirement benefits liabilities (1)+(2) -2,065 (4) Transition obligations from change in accounting standards - (5)Unrecognized actuarial losses 61 (6)Unrecognized past service liability (Decrease of liabilities) - (7) Net retirement benefits liabilities in the consolidated balance Sheets (3) + (4) + (5) + (6) -2,004 (8) Prepaid pension costs - (9) Allowance for retirement benefits (7)+ (8) -2,004	2 Retirement benefits liabilities as of March 31, 2004 (millions of yen) (1) Retirement benefits liabilities -4,036 (2)Plan assets 1,579 (3)Unfunded retirement benefits liabilities (1)+(2) -2,457 (4) Transition obligations from change in accounting standards - (5) Unrecognized actuarial losses 218 (6) Unrecognized past service liability (Decrease of liabilities) - (7) Net retirement benefits liabilities in the consolidated balance sheets (3) + (4) + (5) + (6) -2,240 (8) Prepaid pension costs - (9)Allowance for retirement benefits (7)+ (8) -2,240
3 Retirement benefits costs from April 1, 2002 to March 31, 2003 (millions of yen) (1)Service cost 401 (2)Interest cost 100 (3)Expected return on plan assets -34 (4)Net amortization of actuarial gains(losses) -248 (5) Retirement benefits costs (1) + (2) + (3) + (4) 219	3 Retirement benefits costs from April 1, 2003 to March 31, 2004 (millions of yen) (1) Service cost 389 (2) Interest cost 104 (3) Expected return on plan assets -32 (4) Net amortization of actuarial gains(losses) 61 (5) Retirement benefits costs (1) + (2) + (3) + (4) 521
4 Assumptions used in calculation of retirement benefits liabilities (1) Attribution method of projected retirement benefits liabilities; The straight-line method (2) Discount rate; 3.00% (3) Expected rate of return on plan assets; 2.30% (4) Years for amortizing actuarial gain or loss; Expensed fully in the fiscal year next to the year when that was incurred .	4 Assumptions used in calculation of retirement benefits liabilities (1)Attribution method of projected retirement benefits liabilities; The straight-line method (2) Discount rate; 1.50% (3) Expected rate of return on plan assets; 2.30% (4) Years for amortizing actuarial gain or loss; Expensed fully in the fiscal year next to the year when that was incurred.

Footnotes to the Deferred Tax Accounting

Previous Consolidated Fiscal Year (as of March 31, 2003)

1 The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities are as follows:

	(millions of yen)
Current deferred tax assets;	
Accrued interest income on direct cash loans to customers	2,748
Allowance for credit losses	26,744
Accrued enterprise tax	5,499
Allowance for bonuses	355
Others	820
Sub total	36,167
Non-current deferred tax assets;	
Investments in securities	8,091
Allowance for retirement benefits	740
Others	509
Sub total	9,340
Non-current deferred tax liabilities;	
(Other fixed liabilities)	171
Net deferred tax assets	45,336

2 A reconciliation between the statutory tax rate and the effective tax rate is as follows;

Statutory tax rate	41.8%
(Reconciling items)	
Tax on undistributed profit for a family company	5.2%
Decrease in deferred income tax assets at the end of the period made by the changes in tax rates	0.1%
Others	0.8%
Effective tax rate after adopting deferred tax accounting	47.9%

3 Statutory tax rate which is applied to determine the amount of deferred income tax assets and liabilities of the current fiscal year (They are limited to those which are estimated to be realized on or after April 1, 2004.) has changed from 41.8% of previous fiscal year to 40.5% of current fiscal year in accordance with The Law that revises a portion of the regional tax laws, etc. ("The Law No.9 in 2003") which was enacted on March 31 2003. As a result, the amount of deferred income tax assets after the deduction of the amount of deferred income tax liabilities has decreased by 298 million yen, deferred income tax expenses which deducted the amount of corporate taxes, inhabitant taxes and enterprise taxes has decreased by 51 million yen, net unrealized gain on investments in securities which deducted shareholders' equity has increased by 247 million yen at the end of the current fiscal year respectively.

Current Consolidated Fiscal Year (as of March 31, 2004)

1 The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities are as follows:

	(millions of yen)
Current deferred tax assets;	
Direct cash loans to customers	11,596
Accrued interest income on direct cash loans to customers	2,201
Securities	3,125
Allowance for credit losses	15,390
Accrued enterprise tax	1,340
Allowance for bonuses	404
Others	728
Sub total	34,785
Non-current deferred tax assets;	
Investments in securities	252
Investments in partnerships	239
Allowance for retirement benefits	852
Others	372
Sub total	1,716
Non-current deferred tax liabilities;	
Net unrealized gains on investments in securities	-8,008
Net deferred tax assets	28,492

2 A reconciliation between the statutory tax rate and the effective tax rate is as follows;

Statutory tax rate	41.8 %
(Reconciling items)	
Tax on undistributed profit for a family company	3.0 %
Others	1.6 %
Effective tax rate after adopting deferred tax accounting	46.4 %

Segment Information

Segment by operation

As to both Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003) and Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)

The Takefuji Corporation Group's principal business is providing consumer finance. As consumer finance business represents more than 90% of the Group's combined operating revenues, operating income and assets, industry segment information is not required to be disclosed.

Segment by geographic areas

As to both Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003) and Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)

As operating revenues and assets in Japan represent more than 90% of the Group's combined operating revenues and assets, geographical segment information is not required to be disclosed.

Overseas operating revenues

As to both Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003) and Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)

As overseas operating revenues are less than 10% of consolidated revenues, those are not required to be disclosed.

Related Party Transactions

Transactions between related parties during the previous consolidated fiscal year from April 1, 2002 to March 31, 2003;
Directors and primary individual shareholders, etc.

Attribution: Companies of which directors and their relatives have the majority of the voting rights, including their subsidiaries

Name	Address	Capital (millions of yen)	Business	Ratio of voting rights held	Relationship		Transactions	Amount transacted (million of yen)	Account	Outstanding balance at the end of the fiscal year (millions of yen)
					Directors involved	Business				
Tokutake	Tokyo Shibuya -ku	10	Administ -ration of real estate	Indirect 100%	None	Use of facility	Payment for use of facility	82	Account Payable	60
Toa	Tokyo Taito-ku	10	Real estate rent	Indirect 100%	None	Rent Guarantee money	Rent Guarantee money	2 -	- Guarantee money deposited	- 2
Kyoei	Tokyo Toshima -ku	10	Real estate rent	Indirect 100%	None	Rent Guarantee money	Rent Guarantee money	4 -	- Guarantee money deposited	- 7

Note: All conditions and methods of the transactions mentioned above are determined by the same way as general transactions in consideration of market supply and demand as well as the trend of market prices and others.

Transactions between related parties during the current consolidated fiscal year from April 1, 2003 to March 31, 2004;
Directors and primary individual shareholders, etc.

Attribution: Companies of which directors and their relatives have the majority of the voting rights, including their subsidiaries

Name	Address	Capital (millions of yen)	Business	Ratio of voting rights held	Relationship		Transactions	Amount transacted (million of yen)	Account	Outstanding balance at the end of the fiscal year (millions of yen)
					Directors involved	Business				
Tokutake	Tokyo Shibuya -ku	10	Administ -ration of real estate	Indirect 100%	None	Use of facility	Payment for use of facility	53	Prepaid expense Account payable	4 0
Toa	Tokyo Taito-ku	10	Real estate rent	Indirect 100%	None	Rent Guarantee money	Rent Guarantee money	2 -	- Guarantee money deposited	- 2
Kyoei	Tokyo Toshima -ku	10	Real estate rent	Indirect 100%	None	Rent Guarantee money	Rent Guarantee money	4 -	- Guarantee money deposited	- 7

Notes: All conditions and methods of the transactions mentioned above are determined by the same way as general transactions in consideration of market supply and demand as well as the trend of market prices and others.

Footnotes to Statistics per Share

Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
Net assets per share; 5,795.54 yen Net income per share ; 650.93 yen Net income per share -diluted was not indicated as the Company had neither stock warrant nor convertible bonds. From the current consolidated fiscal year, the Company has adopted "The Accounting Standard for Net Income per Share" (Statement of Accounting Standard Board of Japan No.2) and "The Guidance for Implementation of the Accounting Standard for Net Income per Share" (Guidance for Implementation of Statement of Accounting Standard Board of Japan No.4). Statistics per share of the previous fiscal year calculated based on the new accounting standard and its implementation guidance above stated are as follows; Net assets per share ; 5,294.55 yen Net income per share; 437.42 yen Net income per share -diluted for the previous consolidated fiscal year based on the new standard was not indicated as the Company had neither stock warrant nor convertible bonds.	Net assets per share; 6,341.88 yen Net income per share ; 525.51 yen Net income per share -diluted; 514.40 yen

Note: Basis for calculating net income per share and net income per share -diluted is as follows;

(millions of yen)

	Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
Net income per share		
Net income for the fiscal year	95,146	74,745
Net income not available to common shareholders	65	45
(Bonuses to directors and corporate auditors included above)	(65)	(45)
Net income for common stock	95,082	74,700
Average number of shares outstanding during the current fiscal year (thousand shares)	146,070	142,149
Net income per share -diluted		
Net income effect of dilutive securities	-	-
Incremental common stocks from dilutive securities (thousand shares)	-	3,068
(Incremental shares from assumed conversions of convertible bonds included above)	-	(3,068)

Subsequent Events

None

5. Actual Operating Results

(1) Break-down of Operating Revenues

Term / Source of revenues	Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)		Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)		Change	
	Amount (millions of yen)	Composit-ion Ratio (%)	Amount (millions of yen)	Composit-ion Ratio (%)	Amount (millions of yen)	Change Ratio (%)
Interest on direct cash loans						
Unsecured loans	409,716	97.1	371,943	96.8	-37,773	-9.2
Commissions earned						
Credit card	3	0.0	31	0.0	27	835.4
Other financial income						
Interest on bank deposits	309	0.1	110	0.0	-199	-64.3
Interest on loans other than direct cash loans	49	0.0	3	0.0	-47	-94.6
Sub-total	359	0.1	113	0.0	-246	-68.5
Other operating income						
Collection of credit losses previously written-off	8,282	2.0	8,113	2.1	-168	-2.0
Real estate rent	846	0.2	885	0.2	39	4.6
Others	2,768	0.6	3,421	0.9	653	23.6
Sub-total	11,896	2.8	12,419	3.2	523	4.4
Total	421,974	100.0	384,506	100.0	-37,468	-8.9

Note: "Others" in other operating income consist mainly of parking lots fees and golf course play fees.

(2) Other Statistics

Items \ Term	Previous Consolidated Fiscal Year (As of March 31, 2003)	Current Consolidated Fiscal Year (As of March 31, 2004)	Change	Change ratio
Direct cash loans outstanding (millions of yen)	1,675,625	1,578,729	-96,896	-5.8
Unsecured loans	1,675,625	1,578,729	-96,896	-5.8
Secured loans	-	-	-	-
Installment receivables outstanding (millions of yen)	50	232	182	361.2
Number of loan customer accounts	2,814,665	2,602,964	-211,701	-7.5
Unsecured loans	2,814,665	2,602,964	-211,701	-7.5
Secured loans	-	-	-	-
The number of credit card membership	64,014	158,941	94,927	148.3
Number of outlets	1,892	1,892	-	-
Manned	529	528	-1	-0.2
Unmanned	1,362	1,363	1	0.1
Inter-Net	1	1	-	-
Number of unmanned loan contract machines (Yen-musubi machines)	1,892	1,892	-	-
Number of cash dispensers and ATMs	33,662	35,540	1,878	5.6
Owned	2,081	2,034	-47	-2.3
Inter-linked	31,581	33,506	1,925	6.1
Number of employees	3,375	3,324	-51	-1.5
Write-offs (millions of yen)	111,277	134,998	23,721	21.3
Allowance for credit losses (millions of yen)	127,572	136,286	8,714	6.8

(Tlansl*ation*)

Brief Statement of Financial Results

for the Fiscal Year Ended March 31, 2004 (Non-consolidated)

April 27, 2004

Company Name: **TAKEFUJI CORPORATION (the "Company")**
Stock Listings: Tokyo Stock Exchange, First Section / London Stock Exchange
Code Number: 8564
URL: ***http://www.takefuji.co.jp***
Head Office: 15-1 Nishi-Shinjuku 8-chome, Shinjuku-ku, Tokyo 163-8654, Japan
Representative Personnel: Akira Kiyokawa, President
Administrative Personnel to contact: Osamu Sasaki, Managing Director of Public Relation Department, Tel: +81-3-3365-8030
Meeting of Board of Directors for Approval of the Fiscal Year Results: April 27, 2004
Date of the Ordinary General Meeting of the Shareholders: June 29, 2004
Interim-dividend System: Adopted
Unit of Trade for Stocks: One block of 10

1. Non-Consolidated Business Results for the Fiscal Year ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

(1) Non-consolidated Operating Results Note: Figures are rounded (as to "statistics per share" at three places of decimal) to the nearest appropriate unit.

	Operating revenues		Operating income		Ordinary income	
	millions of yen	%	millions of yen	%	millions of yen	%
Fiscal Year ended March 2004	381,091	(-9.1)	121,518	(-24.1)	137,565	(-24.8)
Fiscal Year ended March 2003	419,086	(-1.0)	160,004	(-24.6)	182,821	(-20.6)

	Net income		Net income per share	Net income per share -diluted	Return on equity	Ratio of ordinary income to total assets	Ratio of ordinary income to operating revenues
	millions of yen		yen	Yen	%	%	%
Fiscal Year ended March 2004	74,356	(-21.4)	522.77	511.72	8.6	7.0	36.1
Fiscal Year ended March 2003	94,552	(45.3)	646.86	-	11.7	9.1	43.6

Notes: a. Average number of shares outstanding during the fiscal year
March 31, 2004 142,149,038 shares
March 31, 2003 146,069,919 shares
b. Accounting change during the current fiscal year: No
c. The percentages for operating revenues, operating income, ordinary income and net income represent year-on-year changes.

(2) Dividends

	Annual cash dividends per share			Total amount of annual cash dividends	Dividends pay-out ratio	Ratio of total amount of dividends to shareholders' equity
		Interim	Year-end			
	yen	yen	yen	millions of yen	%	%
Fiscal Year ended March 2004	100.00	50.00	50.00	14,143	19.1	1.6
Fiscal Year ended March 2003	100.00	50.00	50.00	14,534	15.4	1.7

(3) Non-Consolidated Financial Position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	millions of yen	millions of yen	%	yen
Fiscal Year ended March 2004	1,932,033	898,762	46.5	6,382. 20
Fiscal Year ended March 2003	1,975,741	837,480	42.4	5,836. 42

Notes: a. Number of shares outstanding as of the end of fiscal year
March 31, 2004 140,816,099 shares
March 31, 2003 143,481,133 shares
b. Number of shares held by the Company at the end of fiscal year
March 31, 2004 6,479,101 shares
March 31, 2003 3,814,067 shares

2. Non-Consolidated Forecast for the fiscal year ending March 2005 (from April 1, 2004 to March 31, 2005)

	Operating revenues	Ordinary income	Net income
Fiscal Year ending March 31, 2005	millions of yen	millions of yen	millions of yen
Interim	173,400	56,600	31,700
Full year	358,900	125,200	70,100

Reference Data: Forecast net income per share (full year) :Yen 497.49
(Note)Interim and Year-end dividends will be decided based on the operational results and other factors.

Forecasts of Takefuji Corporation (the "Company")

The forecasts or figures in forward-looking statements contained in this Brief Statement of Financial Results for the fiscal year ended March 31, 2004 in regard to the Company's plans and strategies are based on management's assumptions and beliefs in light of information currently available and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors.

1. Non-Consolidated Financial Statements
(1) Non-Consolidated Balance Sheets

Item of accounts / Term	Note	Previous Fiscal Year (as of March 31, 2003) Amount (millions of yen)		Composition Ratio (%)	Current Fiscal Year (as of March 31, 2004) Amount (millions of yen)		Composition Ratio (%)
Assets:							
I Current assets							
1 Cash in hand and at banks	*1		50,852			56,535	
2 Direct cash loans to customers	*1,2,9		1,675,625			1,578,729	
3 Installment receivables			50			232	
4 Securities			33			22,284	
5 Inventories			236			216	
6 Prepaid expenses			1,555			1,300	
7 Accrued interest income on loans to customers			23,078			23,732	
8 Accrued income			0			-	
9 Short-term loans receivable			77,086			64,997	
10 Accounts receivable – others			543			1,047	
11 Deposits			14,331			14,128	
12 Deferred income tax assets			36,139			34,758	
13 Other current assets			464			648	
Less: allowance for credit losses			-127,572			-136,286	
Total current assets			1,752,418	88.7		1,662,319	86.0
II Fixed assets							
1 Tangible fixed assets	*5						
(1) Buildings	*1		10,920			9,747	
(2) Structures	*1		1,818			1,586	
(3) Vehicles and delivery equipment			72			42	
(4) Equipment, furniture and fixtures			6,249			5,403	
(5) Land	*1		40,279			40,279	
(6) Construction in progress			1,147			1,147	
Total tangible fixed assets			60,485	3.0		58,204	3.0

Term / Item of accounts	Note	Previous Fiscal Year (as of March 31, 2003) Amount (millions of yen)		Previous Fiscal Year Composition Ratio (%)	Current Fiscal Year (as of March 31, 2004) Amount (millions of yen)		Current Fiscal Year Composition Ratio (%)
2 Intangible fixed assets							
(1) Land leasehold rights			503			503	
(2) Software			3,529			3,610	
(3) Telephone rights			743			744	
(4) Other intangible fixed assets			408			530	
Total intangible fixed assets			5,184	0.3		5,387	0.3
3 Investments and other assets							
(1) Investments in securities	*1		38,505			45,612	
(2) Investments in affiliates	*1		97,858			97,858	
(3) Investments in partnerships	*8		3,359			2,413	
(4) Long-term prepaid expenses			979			829	
(5) Deferred income tax assets			9,340			-	
(6) Investments in real estates			727			727	
(7) Leasehold deposits			6,607			6,446	
(8) Investments for insurance			229			188	
(9) Other investments			49			22	
Total investments and other assets			157,654	8.0		154,096	8.0
Total fixed assets			223,323	11.3		217,687	11.3
III Deferred charges							
1 Discount on bonds			-			52,027	
Total deferred charges			-	-		52,027	2.7
Total assets			1,975,741	100.0		1,932,033	100.0

Term / Item of accounts	Note	Previous Fiscal Year (as of March 31, 2003) Amount (millions of yen)		Composition Ratio (%)	Current Fiscal Year (as of March 31, 2004) Amount (millions of yen)		Composition Ratio (%)
Liabilities:							
I Current Liabilities							
1 Short-term borrowings	*1		-			26,000	
2 Short-term borrowings from affiliates			28,750			37,550	
3 Current portion of bonds			30,000			26,367	
4 Current portion of long-term borrowings	*1		249,777			142,300	
5 Current portion of long-term borrowings from affiliates	*1		8,225			-	
6 Accounts payable - others			5,833			3,624	
7 Accrued expenses			8,375			7,234	
8 Accrued income taxes			69,621			20,502	
9 Deposit received			556			305	
10 Unearned income			2,820			2,815	
11 Allowance for bonuses			1,156			997	
12 Other current liabilities			54			135	
Total current liabilities			405,167	20.5		267,828	13.9
II Fixed liabilities							
1 Bonds			254,934			346,567	
2 Long-term borrowings	*1		227,896			153,999	
3 Long-term borrowings from affiliates	*1		218,302			237,977	
4 Long-term accounts payable-other	*8		9,707			1,193	
5 Deferred income tax liabilities			-			5,952	
6 Allowance for retirement benefits of employees			2,002			2,236	
7 Allowance for retirement benefits of directors and corporate auditors			321			361	
8 Long-term unearned income			19,483			16,704	
9 Other fixed liabilities			450			455	
Total fixed liabilities			733,094	37.1		765,443	39.6
Total liabilities			1,138,261	57.6		1,033,271	53.5

Item of accounts \ Term	Note	Previous Fiscal Year (as of March 31, 2003)			Current Fiscal Year (as of March 31, 2004)		
		Amount (millions of yen)		Composition Ratio (%)	Amount (millions of yen)		Composition Ratio (%)
Shareholders' equity:							
I Common stock	*6		30,478	1.5		30,478	1.6
II Capital surplus							
1 Additional paid-in capital		52,263			52,263		
Total capital surplus			52,263	2.7		52,263	2.7
III Retained earnings							
1 Legal reserve		7,619			7,619		
2 Voluntary reserve							
General reserve		681,961			761,961		
3 Unappropriated retained earnings		99,766			79,781		
Total retained earnings			789,346	40.0		849,361	44.0
IV Net unrealized gains on Investments in securities			-11,403	-0.6		6,674	0.3
V Treasury stock	*7		-23,203	-1.2		-40,014	-2.1
Total shareholders' equity			837,480	42.4		898,762	46.5
Total liabilities and shareholders' equity			1,975,741	100.0		1,932,033	100.0

(2) Non-Consolidated Statements of Income

Term / Item of accounts	Note	Previous Fiscal Year (from April 1,2002 to March 31, 2003) Amount (millions of yen)		Composition Ratio (%)	Current Fiscal Year (from April 1, 2003 to March 31, 2004) Amount (millions of yen)		Composition Ratio (%)
I Operating revenues							
1 Interest income on direct cash loans			409,716			371,943	
2 Commissions earned			3			32	
3 Other financial income							
(1) Interest on bank deposits		148			63		
(2) Interest on loans other than direct cash loans		49	197		3	66	
4 Other operating income							
(1) Collection of credit losses previously written off		8,277			8,113		
(2) Real estate rent		882			898		
(3) Others		11	9,170		40	9,050	
Total operating revenues			419,086	100.0		381,091	100.0

Term / Item of accounts	Note	Previous Fiscal Year (from April 1, 2002 to March 31, 2003) Amount (millions of yen)		Composition Ratio (%)	Current Fiscal Year (from April 1, 2003 to March 31, 2004) Amount (millions of yen)		Composition Ratio (%)
II Operating expenses							
1 Financial expenses							
(1) Borrowing interest expenses		15,907			12,288		
(2) Bond interest expenses		8,227			8,857		
(3) Other financial expenses		1,240	25,374		1,073	22,218	
2 Other operating expenses							
(1) Advertising expenses		14,260			11,120		
(2) Bad debt expense		13,021			7,426		
(3) Provision of allowance for credit losses		127,572			136,286		
(4) Wages and bonuses		21,088			18,766		
(5) Provision of allowance for bonuses		1,156			997		
(6) Provision of allowance for retirement benefits of employees		218			520		
(7) Provision of allowance for retirement benefits of directors and corporate auditors		65			57		
(8) Temporary employment cost		1,012			1,346		
(9) Welfare expenses		2,935			2,549		
(10) Rent		10,104			8,686		
(11)Depreciation and amortization		3,711			3,696		
(12)Handling charges		8,919			9,188		
(13)Communication expenses		6,426			6,766		
(14)Insurance premium		11,722			13,756		
(15)Others		11,498	233,708		16,196	237,355	
Total operating expenses			259,082	61.8		259,573	68.1
Operating income			160,004	38.2		121,518	31.9

Term / Item of accounts	Note	Previous Fiscal Year (from April 1, 2002 to March 31, 2003) Amount (millions of yen)		Composition Ratio (%)	Current Fiscal Year (from April 1, 2003 to March 31, 2004) Amount (millions of yen)		Composition Ratio (%)
III Non-operating income							
1 Interest income on securities		297			297		
2 Dividends income received		388			126		
3 Insurance dividends received		427			110		
4 Profit on investments in partnerships		23,261			17,628		
5 Other non-operating income		709	25,082	6.0	439	18,600	4.9
IV Non-operating expenses							
1 Bond issue costs		514			431		
2 Loss on disposal of fixed assets		136			399		
3 Foreign exchange losses		1,470			1,649		
4 Other non-operating expenses		145	2,265	0.6	75	2,554	0.7
Ordinary income			182,821	43.6		137,565	36.1
V Extraordinary income							
1 Gain on sales of investments in securities		30	30	0.0	1,253	1,253	0.3
VI Extraordinary losses							
1 Loss on devaluation of investments in securities		1,231			236		
2 Loss on redemption of investments in securities		-			22		
3 Others		40	1,271	0.3	-	258	0.1
Income before income taxes			181,580	43.3		138,560	36.3
Corporate taxes, inhabitants taxes and enterprise taxes		95,302			59,836		
Deferred income tax expenses		-8,274	87,028	20.8	4,368	64,204	16.8
Net income			94,552	22.5		74,356	19.5
Retained earnings carried forward from the previous fiscal year			12,061			12,527	
Retained earnings transferred from subsidiaries merged into the Company			513			-	
Interim dividends			7,360			7,103	
Unappropriated retained earnings			99,766			79,781	

(3) Proposal for Appropriation of Retained Earnings

Item of accounts \ Term	Note	Previous Fiscal Year (for the year ended March 31, 2003) Amount (millions of yen)		Current Fiscal Year (for the year ended March 31, 2004) Amount (millions of yen)	
I Unappropriated retained earnings at the end of the current fiscal year			99,766		79,781
II Appropriations					
1 Dividends		7,174		7,041	
2 Bonus to directors		65		45	
3 Voluntary reserve					
General reserve		80,000	87,239	60,000	67,086
III Retained earnings carried forward to the next fiscal year			12,527		12,695

Significant Accounting Policies

Previous Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Fiscal Year (from April 1, 2003 to March 31, 2004)
1 Basis and method of valuation of securities (1) Held-to-maturity securities: Cost based on the amortization method. (The straight-line method) (2) Investments in subsidiaries and affiliates: Cost determined by the moving average method. (3) Other securities: Where there is a market quotation; Market value as determined by the quoted price at the end of the fiscal year. The difference between the acquisition cost and the market value, netted of the related income taxes, is included directly in shareholders' equity, and cost of securities sold is computed using the moving average method. Where there is no market quotation; Cost as determined by the moving average method.	**1 Basis and method of valuation of securities** (1) Held-to-maturity securities: The same as the previous fiscal year. (2) Investments in subsidiaries and affiliates: The same as the previous fiscal year. (3) Other securities: Where there is a market quotation; The same as the previous fiscal year. Where there is no market quotation; The same as the previous fiscal year.
2 Basis and method of valuation of inventories Cost based on the last purchase price method.	**2 Basis and method of valuation of inventories** The same as the previous fiscal year.
3 Depreciation of the fixed assets (1) Tangible fixed assets Depreciation is mainly computed on the declining-balance method, at rates based on the estimated useful lives of assets except that the depreciation method for buildings (excluding auxiliary facilities attached to buildings), which were acquired on or after April 1, 1998, is the straight-line method. The range of useful lives is from 10 to 50 years for buildings and structures and from 6 to 15 years for equipment, furnitures and fixtures. (2) Intangible fixed assets Software costs are amortized on the straight-line method over 5 years which is the estimated useful life. Other intangible fixed assets are amortized on the straight-line method.	**3 Depreciation of the fixed assets** (1) Tangible fixed assets Depreciation is mainly computed on the declining-balance method, at rates based on the estimated useful lives of assets except that the depreciation method for buildings (excluding auxiliary facilities attached to buildings), which were acquired on or after April 1, 1998, is the straight-line method. The range of useful lives is from 10 to 50 years for buildings and structures and from 4 to 15 years for equipment, furnitures and fixtures. (2) Intangible fixed assets The same as the previous fiscal year.
4 Accounting for deferred charges Bond issue costs are expensed as incurred.	**4 Accounting for deferred charges** Bond issue costs are expensed as incurred. Discount on bond is amortized over the period until redemption.

Previous Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Fiscal Year (from April 1, 2003 to March 31, 2004)
5 Basis of calculating allowances (1) Allowance for credit losses In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage based on all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for credit losses thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period. Change in accounting method; Prior to April 1, 2002, the historical rate of default as a basis for the allowance for loans (including delinquent loans past due 30 days or less) was calculated based on the write-offs resulting from personal bankruptcy of customers. Further, with respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was based on the individual assessment of collectibility of each such loan. Effective from the current fiscal year, the Company changed its calculation method of allowance for credit losses. The allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) was calculated using an actual percentage of all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the allowance for credit losses thereon was recorded at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period. This change in the calculation method was made to more accurately reflect the credit risk of direct cash loans and the recent trend in loan write-offs in the Company's financial statements. Such refinement was made possible by enhancements to the Company's management information system that allowed the Company's management to control its credit risk using the credit risk ratings for direct cash loans. The Company upgraded its management information system in response to increased credit risk exposure resulting from the long-lasting recession. Due to this change in the calculation method, "operating income", "ordinary income" and "income before income taxes" for the current fiscal year increased by 9,408 million yen,respectively, and "net income" increased by 5,475 million yen, as compared with the amounts which would have been reported if the previous method had been applied consistently.	**5 Basis of calculating allowances** (1) Allowance for credit losses In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage based on all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for credit losses thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period.

Previous Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Fiscal Year (from April 1, 2003 to March 31, 2004)
(2) Allowance for bonuses In providing for bonuses payable to employees, the Company records an allowance for current fiscal year portion thereof based on the expected payment of bonuses for employees.	(2) Allowance for bonuses The same as the previous fiscal year.
(3) Allowance for retirement benefits of employees The Company records an allowance for retirement benefits based on projected benefit obligations and pension fund assets as at the balance sheet date. Actuarial gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.	(3) Allowance for retirement benefits of emplyees The same as the previous fiscal year.
(4) Allowance for directors' and corporate auditors' retirement benefits The Company records an allowance for directors' and corporate auditors' retirement benefits at the amount that would be payable if directors and corporate auditors retired at the end of the fiscal year in accordance with the Company's internal rules.	(4) Allowance for directors' and corporate auditors' retirement benefits The same as the previous fiscal year.
6 Basis of recognition of interest income on direct cash loans Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loans or the maximum rate permitted by the Interest Rate limitation Law, whichever is lower.	**6 Basis of recognition of interest income on direct cash loans** The same as the previous fiscal year.
7 Accounting for lease transactions Finance leases, other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to operating leases.	**7 Accounting for lease transactions** The same as the previous fiscal year.
8 Accounting for hedging activities The Company uses financial derivative transactions to reduce its exposure to market risks from fluctuations in interest rates and foreign currency exchange rates related to borrowings and bonds. Interest swap transactions, currencies and interest swap transactions and interest-rate cap contracts were accounted for using the special treatment of hedge accounting for interest swaps allowed under the Japanese GAAP.	**8 Accounting for hedging activities** The Company uses financial derivative transactions to reduce its exposure to market risks from fluctuations in interest rates and foreign currency exchange rates related to borrowings and bonds. Interest swap transactions and currencies and interest swap transactions were accounted for using the special treatment of hedge accounting for interest swaps allowed under the Japanese GAAP.
9 Other significant accounting policies for the preparation of financial statements (1) Treatment of consumption tax; Transactions subject to consumption tax are stated at the amount which includes the related consumption tax. (2) Accounting for Treasury Stock and Reversal of Additional Paid –in Capital and Legal Reserve, etc. From the current fiscal year, the Company has adopted "Accounting Standard for Treasury Stock and Reversal of Additional Paid-in Capital and Legal Reserve, etc."(Statement of Accounting Standard Board of Japan No.1) This has a insignificant impact on the income or loss of the current fiscal year. Owing to the revision to the regulation for the preparation of the financial statements, etc., the section of shareholders' equity of the balance sheets has been prepared in accordance with the revised regulation. (3)Statistics per share From the current fiscal year, the Company has adopted "Accounting Standard for Net Income per Share" (Statement of Accounting Standard Board of Japan No.2) and "The Guidance for Implementation of the Accounting Standard for Net Income per Share" (Guidance for Implementation of Statement of Accounting Standard Board of Japan No.4). The effect from the adoption of these new standards is stated in the "Footnotes to Statistics per share".	**9 Other significant accounting policies for the preparation of financial statements** (1) Treatment of consumption tax; The same as the previous fiscal year.

Reclassification

Previous Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Fiscal Year (from April 1, 2003 to March 31, 2004)
-	**Balance Sheet** "Accrued income" (4 million yen as of the end of the current fiscal year), which was shown separately up until the previous fiscal year, is included in "Other current assets" from the current fiscal year as the balance of accrued income is less than one percentage of total assets.

Footnotes to Non-Consolidated Balance Sheets

Previous Fiscal Year (as of March 31, 2003)	Current Fiscal Year (as of March 31, 2004)
*1 The assets pledged as security and the corresponding secured liabilities are as follows:	*1 The assets pledged as security and the corresponding secured liabilities are as follows:

Previous Fiscal Year (as of March 31, 2003)

Pledged assets	(millions of yen)
Cash in hand and at banks	1,653
Direct cash loans	379,549
Buildings	5,801
Structures	21
Land	19,151
Investments in securities	6,557
Total	412,731

Secured liabilities	(millions of yen)
Current portion of long-term borrowings	47,394
Current portion of long-term borrowings from affiliates	8,225
Long-term borrowings	37,101
Long-term borrowings from affiliates	210,402
Total	303,122

In addition to the above, direct cash loans of 3,315 million yen may be pledged as collateral for the long-term borrowings of 2,280 million yen, including the current portion of it, upon requests from financial institutions under agreements. Investments in affiliated companies of 15 million yen is subject to purchase options by contracts.

*2 The total outstanding balance 1,675,625 million yen of direct cash loans to customer is only for unsecured loans to individuals.

3 Commitment of Direct cash loans

Regarding Direct cash loans, once a credit limit has been established for a customer, the customer may access his or her credit line on a revolving basis. The unused portion of each customer's credit line as of the end of fiscal year was 482,222 million yen which included 306,390 million yen of the unused portion of credit line for customers who did not have any loan balance. The credit line of a customer is either increased or decreased by the Company at its discretion based on the credit capacity of the customer. The Company believes that the total unused balance of each customer's credit line does not significantly affect the Company's cash flows in the future.

4 Commitment of long-term borrowings

The Company borrows long-term funds under committed lines of credit. The company has available committed lines of credit equal to 150,000 yen million and yen equivalent of $1,000 million respectively. At the end of the current period, the Company's outstanding balances under the committed lines of credit were 129,929 million yen and equivalent of $250 million in total and remaining unused portion was 20,071 million yen and yen equivalent of $750 million, respectively.

*5 The amount of 32,118 million yen of accumulated depreciation for tangible fixed assets was netted against acquisition cost.

*6 Common stock:

Authorized;	Common stocks	430,000 (thousand shares)
Issued;	Common stocks	147,295 (thousand shares)

*7 The number of the treasury stocks the Company holds

Common stocks	3,814,067 (shares)

Current Fiscal Year (as of March 31, 2004)

Pledged assets	(millions of yen)
Cash in hand and at banks	15,127
Direct cash loans	401,390
Buildings	5,408
Structures	19
Land	19,151
Investments in securities	20,240
Total	461,336

Secured liabilities	(millions of yen)
Short-term borrowings	21,000
Current portion of long-term borrowings	26,380
Long-term borrowings	26,531
Long-term borrowings from affiliates	237,977
Total	311,888

In addition to the above, direct cash loans of 11,727 million yen may be pledged as collateral for the long-term borrowings of 10,313 million yen, including the current portion of it, upon requests from financial institutions under agreements. Investments in affiliated companies of 15 million yen is subject to purchase options by contracts.

*2 The total outstanding balance 1,578,729 million yen of direct cash loans to customer is only for unsecured loans to individuals.

3 Commitment of Direct cash loans

Regarding Direct cash loans, once a credit limit has been established for a customer, the customer may access his or her credit line on a revolving basis. The unused portion of each customer's credit line as of the end of fiscal year was 473,182 million yen which included 297,452 million yen of the unused portion of credit line for customers who did not have any loan balance. The credit line of a customer is either increased or decreased by the Company at its discretion based on the credit capacity of the customer. The Company believes that the total unused balance of each customer's credit line does not significantly affect the Company's cash flows in the future.

4 Commitment of long-term borrowings

The Company borrows long-term funds under committed lines of credit. The company has available committed lines of credit equal to 150,000 million yen and yen equivalent of $1,000 million respectively. At the end of the current period, the Company's outstanding balances under the committed lines of credit were 129,929 million yen and equivalent of $500 million in total and remaining unused portion was 20,071 million yen and yen equivalent of $500 million, respectively.

*5 The amount of 33,369 million yen of accumulated depreciation for tangible fixed assets was netted against acquisition cost.

*6 Common stock:

Authorized;	Common stocks	430,000 (thousand shares)
Issued;	Common stocks	147,295 (thousand shares)

*7 The number of the treasury stocks the Company holds

Common stocks	6,479,101 (shares)

Previous Fiscal Year (as of March 31, 2003)	Current Fiscal Year (as of March 31, 2004)
*8 In order to have fair evaluation of the Company's share in loss of anonymous partnerships amounted to 22,966 million yen, of which 13,282 million yen was deducted directly from the investments in those partnerships. The remaining 9,684 million yen, the excess of the Company's share in losses over the acquisition costs of such investments, were recorded as long-term account payable (other fixed liabilities).	*8 In order to have fair evaluation of the Company's share in loss of anonymous partnerships amounted to 3,209 million yen, of which 2,039 million yen was deducted directly from the investments in those partnerships. The remaining 1,171 million yen, the excess of the Company's share in losses over the acquisition costs of such investments, were recorded as long-term account payable (other fixed liabilities).
***9 Delinquent loans receivable**	***9 Delinquent loans receivable**
Loans to bankrupt borrowers; - million yen Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.	**Loans to bankrupt borrowers;** 208 million yen Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.
Delinquent loans; - million yen Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.	**Delinquent loans;** - million yen Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.
Delinquent loans past due three months or more; 78,217 million yen Delinquent loans past due three months or more are loans which are delinquent for three months or more from the due date of interest or principal under the term of related loan agreements and do not include loans to bankrupt borrowers and delinquent loans.	**Delinquent loans past due three months or more;** 79,086 million yen Delinquent loans past due three months or more are loans which are delinquent for three months or more from the due date of interest or principal under the term of related loan agreements and do not include loans to bankrupt borrowers and delinquent loans.
Restructured loans; 90,333 million yen (82,805 million yen) Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more. The loans classified as restructured loans include loan receivables current or less than 31 days past due, the amount of which is indicated in the parenthesis as above.	**Restructured loans;** 107,640 million yen (99,916 million yen) Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more. The loans classified as restructured loans include loan receivables current or less than 31 days past due, the amount of which is indicated in the parenthesis as above.
10 Restriction on dividend (1) -	**10 Restriction on dividend** (1) The net increase in Shareholders' equity resulting from the valuation of the assets by the market quotation is 6,674 million yen, which is stipulated by the Enforcement Regulation 124-3 of The Commercial Code.
(2) Certain covenants were applied to 365,516 million yen of borrowings and 74,934 million yen of bonds. The Company should repay or redeem the outstanding balance in a lump-sum by acceleration to creditors if the Company could not comply with such covenants. Those covenants with respect to restriction of dividend payment were as follows; A in case of the balance of consolidated shareholders' equity being less than 250,000 million yen; B in case of the ratio of consolidated shareholders' equity against consolidated total assets being less than 20%; C in case of the ratio of annual increase amount of contingent liabilities against net income deducting both dividends and bonus to directors being more than 75%; (The strictest conditions are listed.)	(2) Certain covenants were applied to 315,507 million yen of borrowings and 74,934 million yen of bonds. The company should repay or redeem the outstanding balance in a lump-sum by acceleration to creditors if the Company could not comply with such covenants. Those covenants with respect to restriction of dividend payment were as follows; A in case of the balance of consolidated shareholders' equity being less than 250,000 million yen; B in case of the ratio of consolidated shareholders' equity against consolidated total assets being less than 20%; C in case of the ratio of annual increase amount of contingent liabilities against net income deducting both dividends and bonus to directors being more than 75%; (The strictest conditions are listed.) In addition to the above, the holders of the Euroyen 80,000 million bonds due 2034 have the option to request the redemption of the bonds prior to the maturity date when certain conditions are met . "Certain conditions " related to restriction on dividend payment are as follows; A in case of the balance of net tangible assets being less than 350,000 million yen; B in case of the ratio of shareholders' equity against net tangible assets being less than 25%;

Previous Fiscal Year (as of March 31, 2003)	Current Fiscal Year (as of March 31, 2004)
	C in case of the ratio of annual increase amount of contingent liabilities against net income deducting both dividends and bonus to directors being more than 75%; Please note that net tangible assets are determined by shareholders' equity after deduction of intangible assets, including deferred charges and deferred income tax assets.

Footnotes to Non-Consolidated Statements of Income

Previous Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Fiscal Year (from April 1, 2003 to March 31, 2004)
1 Basis for classification of financial income and expenses on the statements of income (1) Financial income stated as operating revenues; Include all financial revenue excluding dividends and interest related to affiliated companies and excluding dividends and interest and so forth received on investment securities. (2) Financial expenses; Include all financial expenses by the Company engaged in financial services, other than interest payable which has no relationship with operating revenue.	1 Basis for classification of financial income and expenses on the statements of income (1) Financial income stated as operating revenues; The same as the previous fiscal year. (2) Financial expenses; The same as the previous fiscal year.

Footnotes to Lease Transactions

Previous Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Fiscal Year (from April 1, 2003 to March 31, 2004)
Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.	Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

Previous Fiscal Year

1 Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the fiscal year

(millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and furniture	11,917	7,787	4,130
Total	11,917	7,787	4,130

Note: Equivalent of acquisition cost included the portion of interest thereon as the outstanding lease fee payable is insignificant compared to the balances of tangible fixed assets.

2 Outstanding lease fee payable at the end of the fiscal year (millions of yen)

Due within one year	1,827
Due over one year	2,303
Total	4,130

Note: As the outstanding lease fee payable at the end of the fiscal year is insignificant compared to the balances of tangible fixed assets at the end of the fiscal year, the outstanding lease fee payable included the portion of interest thereon.

3 Lease fee payable and equivalent of depreciation: 3,106 (millions of yen)

4 Method of calculation of equivalent of depreciation
Calculated by using the straight-line method, assuming that the lease period is the useful life of the asset and a residual value is zero.

Current Fiscal Year

1 Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the fiscal year

(millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and furniture	7,557	5,249	2,308
Total	7,557	5,249	2,308

Note: The same as the previous fiscal year.

2 Outstanding lease fee payable at the end of the fiscal year (millions of yen)

Due within one year	1,218
Due over one year	1,091
Total	2,308

Note: The same as the previous fiscal year.

3 Lease fee payable and equivalent of depreciation: 1,802 (millions of yen)

4 Method of calculation of equivalent of depreciation
The same as the previous fiscal year.

Footnotes to Marketable Securities: There were no stocks of subsidiaries and affiliates with market value in the previous fiscal year and the current fiscal year.

Footnotes to the Method of Tax Effect Accounting

Previous Fiscal Year (as of March 31, 2003)	Current Fiscal Year (as of March 31, 2004)
1 The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities are as follows: (millions of yen)	1 The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities are as follows: (millions of yen)

Previous Fiscal Year (as of March 31, 2003) (millions of yen)

Current deferred tax assets;	
Accrued interest income on direct cash loans to customers	2,748
Allowance for credit losses	26,744
Accrued enterprise tax	5,471
Allowance for bonuses	355
Others	820
Subtotal	36,139
Non-current deferred tax assets;	
Investments in securities	7,799
Investments in partnerships	292
Allowance for retirement benefits	740
Others	509
Sub total	9,340
Current deferred tax liabilities;	-
Non-current deferred tax liabilities ;	-
Net deferred tax assets	45,479

Current Fiscal Year (as of March 31, 2004) (millions of yen)

Current deferred tax assets;	
Direct cash loans to customers	11,596
Accrued interest income on direct cash loans to customers	2,201
Securities	3,125
Allowance for credit losses	15,390
Accrued enterprise tax	1,313
Allowance for bonuses	404
Others	728
Sub total	34,758
Non-current deferred tax assets;	
Investments in securities	252
Investments in partnerships	239
Allowance for retirement benefits	852
Others	372
Sub total	1,716
Deferred tax liabilities (Other fixed liabilities)	
Net unrealized gains on investments in securities	-7,668
Net deferred tax assets	28,806

2 A reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes is as follows;

Previous Fiscal Year (as of March 31, 2003)

Statutory tax rate	41.8%
(Reconciling items)	
Tax on undistributed profit for a family company	5.2%
Decrease in deferred income tax assets at the end of the period made by the changes in tax rates	0.1%
Others	0.8%
Effective tax rate after adopting deferred tax accounting	47.9%

Current Fiscal Year (as of March 31, 2004)

Statutory tax rate	41.8%
(Reconciling items)	
Tax on undistributed profit for a family company	3.0%
Others	1.5%
Effective tax rate after adopting deferred tax accounting	46.3%

3 Statutory tax rate which is applied to determine the amount of deferred income tax assets and liabilities of the current fiscal year (They are limited to those which are estimated to be realized on or after April 1, 2004.) has changed from 41.8% of previous fiscal year to 40.5% of current fiscal year in accordance with The Law that revises a portion of the regional tax laws, etc. ("The Law No.9 in 2003") which was enacted on March 31 2003. As a result, the amount of deferred income tax assets after the deduction of the amount of deferred income tax liabilities has decreased by 300 million yen, deferred income tax expenses which deducted the amount of corporate taxes, inhabitant taxes and enterprise taxes has decreased by 51 million yen, net unrealized gain on investments in securities which deducted shareholders' equity has increased by 249 million yen at the end of the current fiscal year respectively.

Footnotes to Statistics per Share

Previous Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Fiscal Year (from April 1, 2003 to March 31, 2004)
Net assets per share; 5,836.42 yen Net income per share; 646.86 yen Net income per share -diluted was not indicated as the Company had neither stock warrant nor convertible bonds. From the current fiscal year, the Company has adopted "The Accounting Standard for Net Income per Share" (Statement of Accounting Standard Board of Japan No.2) and "The Guidance for Implementation of the Accounting Standard for Net Income per Share" (Guidance for Implementation of Statement of Accounting Standard Board of Japan No.4). Statistics per share of the previous fiscal year calculated based on the new accounting standard and its implementation guidance above stated are as follows; Net assets per share; 5,325.24 yen Net income per share; 441.50 yen Net income per share -diluted was not indicated as the Company had neither stock warrant nor convertible bonds.	Net assets per share; 6,382.20 yen Net income per share; 522.77 yen Net income per share -diluted 511.72 yen

Note: Basis for calculating net income per share and net income per share-diluted is as follows;

(millions of yen)

	Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2003)	Current Consolidated Fiscal Year (from April 1, 2003 to March 31, 2004)
Net income per share		
Net income for the fiscal year	94,552	74,356
Net income not available to common shareholders	65	45
(Bonuses to directors and corporate auditors)	(65)	(45)
Net income for common stock	94,487	74,311
Average number of shares outstanding during the current fiscal year (thousand shares)	146,070	142,149
Net income per share -diluted		
Net income effect of dilutive securities	-	-
Incremental common stocks from dilutive securities (thousand shares)	-	3,068
(Incremetal shares from assumed conversions of convertible bonds included above)	-	(3,068)

Subsequent Events

None

2. Actual Operating Results

(1) Operating Revenue by Segments

Term / Source of revenues	Previous Fiscal Year (from April 1, 2002 to March 31, 2003)		Current Fiscal Year (from April 1, 2003 to March 31, 2004)		Change	
	Amount (millions of yen)	Composit-ion Ratio (%)	Amount (millions of yen)	Composi t-ion Ratio (%)	Amount (millions of yen)	Change Ratio (%)
Interest on direct cash loans						
Unsecured loans	409,716	97.8	371,943	97.6	-37,773	-9.2
Commissions earned						
Credit card	3	0.0	32	0.0	28	858.5
Other financial income						
Interest on bank deposits	148	0.0	63	0.0	-84	-57.2
Interest on loans other than direct cash loans	49	0.0	3	0.0	-47	-94.6
Sub-total	197	0.0	66	0.0	-131	-66.5
Other operating income						
Collection of credit losses previously written-off	8,277	2.0	8,113	2.1	-163	-2.0
Real estate rent	882	0.2	898	0.3	16	1.8
Others	11	0.0	40	0.0	28	247.8
Sub-total	9,170	2.2	9,050	2.4	-119	-1.3
Total	419,086	100.0	381,091	100.0	-37,995	-9.1

Note: "Others" in other operating income consist mainly of fees earned.

(2) Other Statistics

Subject / Term	Previous Fiscal Year (As of March 31, 2003)	Current Fiscal Year (As of March 31, 2004)	Change	Change
Direct cash loans outstanding (millions of yen)	1,675,625	1,578,729	-96,896	-5.8
Unsecured loans	1,675,625	1,578,729	-96,896	-5.8
Secured loans	-	-	-	-
Installment receivables outstanding (millions of	50	232	182	361.2
Number of loan customer account	2,814,665	2,602,964	-211,701	-7.5
Unsecured loans	2,814,665	2,602,964	-211,701	-7.5
Secured loans	-	-	-	-
The number of credit card membership	64,014	158,941	94,927	148.3
Number of outlets	1,892	1,892	-	-
Manned	529	528	-1	-0.2
Unmanned	1,362	1,363	1	0.1
Inter-Net	1	1	-	-
Number of unmanned loan contract machines (Yen-musubi machines)	1,892	1,892	-	-
Number of cash dispensers and ATMs	33,662	35,540	1,878	5.6
Owned	2,081	2,034	-47	-2.3
Inter-linked	31,581	33,506	1,925	6.1
Number of employees	3,360	3,311	-49	-1.5
Write-offs (millions of yen)	111,277	134,998	23,721	21.3
Allowance for credit losses (millions of yen)	127,572	136,286	8,714	6.8